SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15b-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2004

Alto Palermo S.A. (APSA)

(Exact name of Registrant as specified in its charter)

Republic of Argentina

(Jurisdiction of incorporation or organization)

Moreno N°877 22nd Floor (C1091AAQ)

Buenos Aires, Argentina

(Address of principal executive offices)

Form 20-F   ☑    Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐    No  ☑

ALTO PALERMO S.A. (APSA) (THE “COMPANY”)

REPORT ON FORM 6-K

Attached is an English translation of the financial statements related to the fiscal year ended on December 31, 2003.

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Financial Statements

For the six-month period ended as of December 31, 2003

in comparative format

Name of the Company:	ALTO PALERMO S.A. (APSA)

Corporate domicile:	Hipólito Yrigoyen 476 2º Floor - Buenos Aires

Principal activity:	Real estate investment and development

Unaudited Financial Statements for the six-month period ended December 31, 2003 compared with the previous year Fiscal year No.114 beginning July 1, 2003

Expressed in Argentine Pesos (See Note 1 of Unaudited Financial Statements)

DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of the By-laws:	October 1, 1889

Of last amendment:	October 21, 1999

Registration number with the Superintendence of Corporations:	511

Duration of the Company:	Until August 28, 2087

Information related to subsidiary companies is shown in Schedule C.

CAPITAL COMPOSITION (Note 4 of unaudited financial statements)

Type of stock	Authorized for Public Offer of Shares	Subscribed Ps.	Paid up Ps.
Common stock,1 vote each	719,902,543	71,990,254	71,990,254

Alejandro G. Elsztain
Executive vicepresident and acting president

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Balance Sheets as of December 31 and June 30, 2003

	31.12.03 (Notes 1 and 3) Ps.	30.06.03 (Notes 1 and 3) Ps.
ASSETS
CURRENT ASSETS
Cash and banks (Note 4.a)	43,437,377	22,973,645
Investments (Note 4.b)	11,111,497	13,014,036
Accounts receivable, net (Note 4.d)	35,944,756	28,961,402
Other receivables and prepaid expenses (Note 4.e)	7,364,758	4,851,462
Inventory (Note 4.f)	728,299	759,201

Total Current Assets	98,586,687	70,559,746

NON-CURRENT ASSETS
Accounts receivable, net (Note 4.d)	2,617,712	2,340,774
Other receivables and prepaid expenses, net (Note 4.e)	51,596,190	47,681,566
Inventory, net (Note 4.f)	25,032,797	25,030,000
Fixed assets, net (Note 4.g)	896,678,588	918,697,764
Investments, net (Note 4.c)	11,664,177	11,094,539
Intangible assets, net (Note 4.h)	1,738,177	2,402,626

Subtotal Non-Current Assets	989,327,641	1,007,247,269

Goodwill, net (Note 4.i)	24,118,540	26,530,010

Total Non Current Assets	1,013,446,181	1,033,777,279

Total Assets	1,112,032,868	1,104,337,025

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Note 4.j)	26,001,989	19,478,694
Short-term debt (Note 4.k)	20,147,723	24,699,280
Salaries and social security payable (Note 4.l)	2,938,028	3,783,026
Taxes payable (Note 4.m)	5,926,644	5,812,218
Customer advances (Note 4.n)	14,721,081	11,212,118
Related parties (Note 5)	7,655,130	7,444,981
Dividends payable	337,956	337,678
Other liabilities (Note 4.o)	2,537,945	5,649,942

Total Current Liabilities	80,266,496	78,417,937

NON-CURRENT LIABILITIES
Trade accounts payable (Note 4.j)	3,307,530	3,609,629
Long-term debt (Note 4.k)	224,767,213	218,138,833
Taxes payable (Note 4.m)	5,190,087	—
Customer advances (Note 4.n)	28,088,534	25,318,125
Other liabilities (Note 4.o)	807,807	913,924

Total debts	262,161,171	247,980,511

Provisions (Note 4.p)	3,926,134	3,927,125

Total Non-Current Liabilities	266,087,305	251,907,636

Total Liabilities	346,353,801	330,325,573

Minority interest	14,802,438	14,760,545
SHAREHOLDERS’ EQUITY	750,876,629	759,250,907

Total Liabilities and Shareholders’ Equity	1,112,032,868	1,104,337,025

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Alejandro G. Elsztain
Executive vicepresident and acting president

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Results

For the six-month periods ended December 31, 2003 and 2002

	31.12.03 (Notes 1 and 3) Ps.	31.12.02 (Notes 1 and 3) Ps.
Sales:
Leases and services	55,590,119	42,794,852
Sales and development properties	—	444,736
Credit card operations	12,837,218	11,988,693

Total sales	68,427,337	55,228,281

Costs:
Leases and services	(28,680,435)	(27,974,692)
Sales and development properties	—	(627,992)
Credit card operations	(5,287,385)	(4,029,952)

Total costs	(33,967,820)	(32,632,636)

Gross profit (loss):
Leases and services	26,909,684	14,820,160
Sales and development properties	—	(183,256)
Credit card operations	7,549,833	7,958,741

Total gross profit	34,459,517	22,595,645

Selling expenses	(3,879,145)	(7,105,448)
Administrative expenses	(8,933,467)	(8,175,648)
Net loss in credit card trust	(209,793)	(2,570,888)

	(13,022,405)	(17,851,984)

Operating income	21,437,112	4,743,661

Net loss in equity investments	(919,116)	(2,246,914)

Amortization of goodwill	(2,413,279)	(2,413,472)

Financial results generated by assets
Interest income	2,481,474	2,516,706
Interest income from related parties (Note 5)	10,227	114,940
Loss on exposure to inflation	—	(10,534,658)

Subtotal	2,491,701	(7,903,012)

Financial results generated by liabilities
Results from derivative instruments	9,429,427	27,164,260
Interest expense	(14,745,375)	(15,469,555)
Exchange differences, net	(5,748,670)	29,066,753
Interest with related parties (Note 5)	(419,214)	9,171,144
Gain on early redemption of debt	—	4,668,400
Gain on exposure to inflation	—	11,386,314

Subtotal	(11,483,832)	65,987,316

Financial results, net	(8,992,131)	58,084,304

Other income, net (Note 4.q.)	969,282	11,998,117

Income before taxes and minority interest	10,081,868	70,165,696

Income tax	(9,921,253)	(21,132,902)
Minority interest	(42,173)	1,424,924

Net income	118,442	50,457,718

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Alejandro G. Elsztain
Executive vicepresident and acting president

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (1)

For the six-month periods ended December 31, 2003 and 2002

	31.12.03 (Notes 1 and 3) Ps.	31.12.02 (Notes 1 and 3) Ps.
Changes in cash and cash equivalents
Cash and cash equivalents as of beginning of years	28,287,319	16,460,113

Cash and cash equivalents as of the end of period	48,447,362	28,609,112

Net increase in cash and cash equivalents	20,160,043	12,148,999

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOW FROM ACTIVITIES
Income for the period	118,442	50,457,718
Adjustments to reconcile net income to cash flow from operating activities
• Financial results	352,884	(68,744,115)
• Depreciation of fixed assets	27,254,650	27,244,430
• Amortization of deferred financing costs	938,602	5,846,415
• Amortization of impairment of fixed assets	(811,362)	(1,494,712)
• Amortization of impairment of intangible assets	(37,958)	—
• Amortization of intangible assets	844,510	2,451,559
• Allowance for doubtful accounts	703,893	4,496,283
• Provision for contingencies	45,101	1,924,924
• Recovery of provision for contingencies	—	(24,481)
• Amortization of goodwill	2,413,279	2,413,472
• Recovery of allowance for doubtful accounts	(1,040,218)	(394,062)
• Gain on early redemption of debt	—	(16,526,322)
• Net loss in investments companies	919,116	2,246,914
• Net loss in credit card trust	171,952	892,282
• Minority interest	42,173	(1,424,924)
• Gain from sale of fixed assets	—	(33,621)
• Gain from sale of intangible assets	—	(2,097,809)
• Income tax	9,921,253	21,132,902
Changes in certain assets and liabilities, net of non-cash transactions and the effects of acquisitions
• Increase in accounts receivable	(9,880,593)	(5,661,645)
• (Increase) Decrease in other receivables and prepaid expenses	(4,634,076)	4,494,517
• Increase in intangible assets	(174,802)	(425,699)
• Decrease in investments	—	579,869
• Decrease in inventory	30,902	696,225
• Increase (decrease) in trade accounts payable	6,221,196	(2,625,708)
• Increase in customer advances	6,279,371	970,166
• Increase (Decrease) in taxes payable	114,426	(3,260,195)
• (Decrease) increase in salaries and social security payable	(844,998)	166,679
• Decrease of provision for contingencies	(46,092)	—
• Decrease in other liabilities	(3,217,835)	(4,408,910)
• Increase in related parties	210,149	2,355,743
• (Decrease) Increase in accrued interest	(185,971)	7,238,422

Net cash provided by operating activities	35,707,994	28,486,317

CASH FLOWS FROM INVESTING ACTIVITIES:
• Acquisition of fixed assets	(4,393,224)	(1,607,430)
• Decrease (increase) in investments	2,692,097	(1,283,031)
• Sale of fixed assets	—	33,621
• Sale of intangible assets	—	2,097,966
• Acquisition of inventory	(2,797)	(4,892)

Net cash used in investing activities	(1,703,924)	(763,766)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Payment of short-term and long-term debt	(3,844,027)	(9,123,583)
• Financing costs	—	(226,957)
• Proceeds from short-term and long-term debt	—	67,044,042
• Cash contribution from minority shareholders	—	2,708
• Redemption of debt	—	(73,269,762)
• Payment of dividends	(10,000,000)	—

Net cash used in financing activities	(13,844,027)	(15,573,552)

Net Increase in cash and cash equivalents	20,160,043	12,148,999

(1)	Includes cash, banks and investments with a realization term not exceeding three months.

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Alejandro G. Elsztain
Executive vicepresident and acting president

ALTO PALERMO S.A. (APSA)

Unaudited Consolidated Statements of Cash Flows (Continued)

For the six-month periods ended December 31, 2003 and 2002

	31.12.03 Ps.	31.12.02 Ps.
Additional information
Non-cash activities
– Issuance of credit card receivables	4,278,468	752,770
– Liquidation of interest in credit card receivables	1,321,843	1,939,730
– Conversion of unsecured convertible Notes into ordinary share	1,507,280	—
– Increase in customer advances through a decrease in other liabilities	—	2,835,952
– Conversion of balances with related parties into unsecured convertible Notes	—	118,664,606
– Increase in fixed assets through a decrease in intangible assets	30,890	—

Alejandro G. Elsztain
Executive vicepresident and acting president

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements

NOTE 1:	PREPARATION OF CONSOLIDATED FINANCIAL STATEMENTS

The Company has consolidated its Balance Sheets at December 31, 2003 and June 30, 2003 and the statements of results and cash flow for the six-month periods ended December 31, 2003 and 2002 line by line with the financial statements of its controlled companies, following the procedure established in Technical Resolution No. 21 of the Argentine Federation of Professional Councils in Economic Sciences and approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, although not yet approved by the National Securities Commission. The application of this Resolution to the unaudited financial statements of the Company does not differ significantly from the Technical Resolution Nos. 4 and 5 and the amendments of Technical Resolutions 17 and 18.

The unaudited financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements has been discontinued until December 31, 2001. As from January 1, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these unaudited financial statements has been reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 are stated in currency of the latter date.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for years ending as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with current professional accounting standards which establish that the financial statements must be restated through to September 30, 2003. At December 31, 2003, however, this deviation has not had a material effect on the financial statements.

The rate used for restatement of items in these unaudited financial statements is the domestic wholesale price index published by the National Institute of Statistics and Census.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 1:	(Continued)

Comparative information

According to the new Technical Resolutions mentioned in Note 2.3 of Unaudited Financial Statements, the Balance Sheet is disclosed in comparative format with the year ended June 30, 2003.

Comparative balances at December 31, 2002 shown in these unaudited consolidated financial statements for comparative purposes result from restating the amounts in the consolidated financial statements at those dates following the guidelines detailed in Note 2.2. to the unaudited financial statements.

Certain amounts in the financial statements at December 31, 2002 and for the period then ended were reclassified for disclosure on a comparative basis with those for the current period.

NOTE 2:	CORPORATE CONTROL

The following table shows the data concerning the corporate control:

	Percentage of capital stock owned as of
Company	31.12.03	31.12.02
Emprendimiento Recoleta S.A.	51	51
Tarshop S.A.	80	80
Shopping Neuquén S.A.	94.623	94.623
Inversora del Puerto S.A.	99.9917	99.9917
Alto Invest S.A.	99.9999	75.5284
Shopping Alto Palermo S.A.	99.9999	99.9999
Fibesa S.A.	99.9999	99.9999

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 3:	SIGNIFICANT ACCOUNTING POLICIES

The financial statements of the subsidiaries mentioned in Note 2 have been prepared on a consistent basis with those applied by Alto Palermo S.A..

a. Revenue recognition

Credit card operations

Revenues derived from credit card transactions consist of commissions and financing income. Commissions are recognized at the time the merchants’ transactions are processed, while financing income is recognized when earned.

b. Investments

b.1. Current

Current investments include a retained interest in transferred credit card receivables pursuant to the securitization program of credit card receivables of Tarshop S.A. with a realization term not exceeding twelve months. Government bonds have been valued at quotation value in force at period end.

b.2. Interest in other companies

Includes equity investments in E-Commerce Latina S.A. and Pérez Cuesta S.A.C.I., which have been accounted for under the equity method.

Includes retained interest in transferred credit card receivables and Trust debt certificates pursuant to the securitization program of credit card receivables of Tarshop S.A..

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 4:	BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions is as follows:

a)	Cash and banks:

	31.12.03 Ps.	30.06.03 Ps.
Cash in local currency	425,534	606,055
Cash in foreign currency	981,828	2,143,526
Banks in local currency	11,097,192	4,776,914
Banks in foreign currency	30,691,901	13,835,199
Saving accounts	240,922	1,611,951

	43,437,377	22,973,645

b)	Investments:

	31.12.03 Ps.	30.06.03 Ps.
Current
Retained interest in transferred credit card receivable (i)	5,812,304	4,719,057
Mutual funds	5,009,985	5,313,674
Government bonds (i)	289,208	2,981,305

	11,111,497	13,014,036

(i)	Not considered as cash equivalent for purpose of the statements of cash flow.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 4:	(Continued)

c)	Investments, net:

	31.12.03 Ps.	30.06.03 Ps.
Non-current
Pérez Cuesta S.A.C.I.	5,217,344	5,628,135
E-Commerce Latina S.A.	2,188,203	2,899,210
Retained interest in transferred credit card receivable	3,848,630	2,567,194
Trust debt certificates - Tarshop S.A. Trust	410,000	—

	11,664,177	11,094,539

d)	Accounts receivable, net:

	31.12.03 Ps.	30.06.03 Ps.
Current
Leases and services and credit card receivable	34,542,446	40,094,813
Debtors under legal proceedings	20,725,284	22,054,254
Checks to be deposited	11,582,008	6,177,030
Pass-through expenses receivable	6,834,927	5,422,451
Notes receivable	804,749	213,808
Mortgage receivable	168,011	305,895
Credit card receivable	18,830	26,039
Less:
Allowance for doubtful accounts	(38,731,499)	(45,332,888)

Total	35,944,756	28,961,402

Non-current
Leases and services and credit card receivable	1,629,996	1,235,845
Mortgage receivable	1,031,000	1,158,850
Less:
Allowance for doubtful accounts	(43,284)	(53,921)
Total	2,617,712	2,340,774

	38,562,468	31,302,176

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 4:	(Continued)

e)	Other receivables and prepaid expenses, net:

	31.12.03 Ps.	30.06.03 Ps.
Current
Prepaid expenses	1,641,747	284,824
Accounts receivable credit card trust	1,275,278	506,772
Asset tax	702,273	—
Prepaid services	477,664	330,356
Related parties (Note 5)	415,680	1,093,466
Interest rate swap receivable	375,489	306,867
Prepaid gross sales tax	331,876	247,415
Guarantee deposits	327,209	383,179
Income tax	85,408	51,418
Dividends receivable (Note 5)	75,000	75,000
Other tax credits	64,611	112,200
Other	1,592,523	1,459,965

Total	7,364,758	4,851,462

Non-Current
Asset tax	27,177,078	25,763,022
Interest rate swap receivable	14,695,831	8,172,241
Deferred income tax	8,676,235	12,173,390
Mortgage receivable	2,208,275	2,208,275
Income tax	—	31,468
Value Added Tax (“VAT”) receivable	548,681	550,381
Prepaid gross sales tax	426,577	318,153
Guarantee deposits	39,370	655,000
Other	32,418	17,911
Less:
Allowance for doubtful mortgage receivable	(2,208,275)	(2,208,275)

Total	51,596,190	47,681,566

	58,960,948	52,533,028

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 4:	(Continued)

f)	Inventory, net:

	31.12.03 Ps.	30.06.03 Ps.
Current
Torres de Abasto	555,153	555,153
Resale merchandise	76,707	98,674
Other	96,439	105,374

Total	728,299	759,201

Non-Current
Alcorta Plaza	15,952,797	15,950,000
Air space Supermercado Coto – Agüero 616	9,080,000	9,080,000

Total	25,032,797	25,030,000

	25,761,096	25,789,201

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 4:	(Continued)

g)	Fixed assets, net:

	31.12.03 Ps.	30.06.03 Ps.
Properties:
Shopping Centers:
- Abasto	207,078,879	210,848,296
- Alto Palermo	238,333,212	247,477,956
- Alto Avellaneda	101,238,233	105,133,444
- Paseo Alcorta	70,851,265	72,689,577
- Patio Bullrich	124,309,083	127,554,349
- Alto NOA	23,147,152	23,810,474
- Buenos Aires Design	24,612,754	25,840,064
- Neuquén	6,694,513	6,694,513
Caballito plots of land	8,821,673	8,821,673
Rosario plots of land	41,100,446	41,100,446
Other properties	10,638,048	10,742,882
Leasehold improvements	830,845	425,572
Facilities	1,662,322	2,170,834
Furniture and fixture	1,892,611	1,959,384
Computer equipment	2,227,220	2,512,778
Software	958,445	1,244,161
Work in progress:
- Caballito	17,178,328	17,178,328
- Rosario	12,784,342	10,400,195
- Neuquén	1,844,421	1,844,421
- Patio Bullrich	474,796	248,417

Total	896,678,588	918,697,764

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 4:	(Continued)

h)	Intangible assets, net:

	31.12.03 Ps.	30.06.03 Ps.
Preoperating expenses	1,229,072	1,526,875
Trademarks	263,986	267,137
Expenses related to securitization of receivables	206,364	334,565
Torres de Abasto advertising expenses	38,755	38,755
Tenant list Patio Bullrich	—	235,294

Total	1,738,177	2,402,626

i)	Goodwill, net:

	31.12.03 Ps.	30.06.03 Ps.
- Ex Alto Palermo S.A.	9,237,333	10,466,951
- Fibesa S.A.	13,791,065	14,851,803
- Tarshop S.A.	274,509	305,993
- Inversha S.A.	527,198	583,822
- Pentigrás S.A.	288,435	321,441

Total	24,118,540	26,530,010

j)	Trade accounts payable:

	31.12.03 Ps.	30.06.03 Ps.
Current
Suppliers	22,059,438	16,130,519
Accruals	2,937,815	2,384,358
Imports payable	1,004,736	963,817

Total	26,001,989	19,478,694

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 4:	(Continued)

	31.12.03 Ps.	30.06.03 Ps.
Non-current
Imports payable	3,307,530	3,609,629

Total	3,307,530	3,609,629

	29,309,519	23,088,323

k)	Short-term and long-term debt:

	31.12.03 Ps.	30.06.03 Ps.
Current
Short-term debt
- Banks
Industrial de Azul Bank loan	700,000	700,000
Scotiabank loan	—	3,000,000
HSBC Bank loan	—	272,245
Reference stabilization index (“CER”)	—	1,329,335
Other loans	133,240	158,742
Accrued interest	719	523,448

Subtotal	833,959	5,983,770

- Financial
Senior Notes	4,856,000	4,801,335
Accrued interest for Notes, Senior Notes and unsecured convertible Notes	8,798,308	8,497,521
Unaccrued deferred financing costs	(1,872,357)	(1,873,143)
Other loans	1,901,738	1,755,272
Seller financing	4,961,088	4,900,195
Accrued interest for Seller financing	627,197	591,036
Mortgage loans	41,790	43,294

Subtotal	19,313,764	18,715,510

Total	20,147,723	24,699,280

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 4:	(Continued)

	31.12.03 Ps.	30.06.03 Ps.
Non current
- Financial
Unsecured convertible Notes	144,539,408	139,561,845
Notes	49,621,000	49,621,000
Senior Notes	25,493,999	25,206,998
Unaccrued deferred financing costs	(411,694)	(1,349,510)
Other loans	5,524,500	5,098,500

Total	224,767,213	218,138,833

	224,767,213	218,138,833

	244,914,936	242,838,113

l)	Salaries and social security payable:

	31.12.03 Ps.	30.06.03 Ps.
Provision for vacation and bonuses	1,555,988	2,605,921
Social security payable	771,463	651,521
Salaries payable	509,613	360,886
Other	100,964	164,698

Total	2,938,028	3,783,026

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 4:	(Continued)

m)	Taxes payable:

	31.12.03 Ps.	30.06.03 Ps.
Current
VAT payable, net	2,267,459	2,069,899
Income tax, net	1,022,055	263,697
Asset tax payable, net	1,004,022	2,117,320
Gross sales tax provision	696,997	461,569
Other tax withholdings	695,533	575,858
Gross sales tax withholdings	229,937	261,305
Property tax provision	1,046	34,211
Other taxes	9,595	28,359

Total	5,926,644	5,812,218

Non current
Deferred income tax	5,190,087	—

Total	5,190,087	—

	11,116,731	5,812,218

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 4:	(Continued)

n)	Customer advances:

	31.12.03 Ps.	30.06.03 Ps.
Current
Admission rights	10,006,070	7,442,488
Lease advances	4,375,131	3,320,211
Customer advances	292,078	393,617
Guarantee deposits	47,802	55,802

Total	14,721,081	11,212,118

Non-current
Admission rights	17,264,560	14,044,014
Lease advances	10,767,598	11,198,147
Guarantee deposits	56,376	75,964

Total	28,088,534	25,318,125

	42,809,615	36,530,243

o)	Other liabilities:

	31.12.03 Ps.	30.06.03 Ps.
Current
Donations payable	1,276,307	1,558,305
Contributed leasehold improvements	212,220	212,220
Accrual for directors fees, net	91,197	3,164,123
Other	958,221	715,294

Total	2,537,945	5,649,942

Non-current
Contributed leasehold improvements	795,807	901,924
Withholdings and guarantee deposits	12,000	12,000

Total	807,807	913,924

	3,345,752	6,563,866

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 4:	(Continued)

p)	Provisions:

	31.12.03 Ps.	30.06.03 Ps.
Current
Provision for contingencies	3,926,134	3,927,125

Total	3,926,134	3,927,125

q)	Other income, net:

	31.12.03 Ps.	31.12.02 Ps.
Recovery of allowance for doubtful accounts	336,325	—
Gain from sale of fixed assets	—	33,621
Provision for contingencies, net	(45,101)	(1,900,443)
Donations	—	(3,724)
Gain on early redemption of debt	—	11,857,922
Gain from sale of intangible assets	—	2,097,809
Other	678,058	(87,068)

Total	969,282	11,998,117

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

5.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

Company	Relation	Description of transaction/caption	Income (expense) included in the statements of results for the six-month periods ended		Balance receivable (payable) as of
			31.12.2003 Ps.	31.12.2002 Ps.	31.12.2003 Ps.	30.06.2003 Ps.
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Other current receivables and prepaid expenses	—	—	176,818	121,869
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest income	—	114,940	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest (expense) income	(301,227)	6,097,930	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current payable with related parties	—	—	(4,792,982)	(4,585,754)
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Other current receivables and prepaid expenses	—	—	—	680,049
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones Sociedad Anónima	Interest income	10,227	—	—	—
Dalor S.A.	Shareholder of Tarshop S.A., a majority-owned subsidiary of the Company	Current payable with related parties	—	—	(160,923)	(172,661)
Dolphin Fund Limited	Shareholder	Other current receivables and prepaid expenses	—	—	4,898	—
Dolphin Fund Limited	Shareholder	Current payable with related parties	—	—	(184,503)	(184,503)
Goldman Sachs and Co.	Shareholder	Current payable with related parties	—	—	(6,512)	(6,512)
Parque Arauco S.A.	Shareholder	Interest (expense) income	(117,987)	3,073,214	—	—
Parque Arauco S.A.	Shareholder	Current payable with related parties	—	—	(2,272,957)	(2,154,970)
Perez Cuesta S.A.C.I.	Equity investee	Dividends receivable	—	—	75,000	75,000
E-Commerce Latina S.A.	Equity investee	Other current receivables and prepaid expenses	—	—	14,566	16,566
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Other current receivables and prepaid expenses	—	—	124,839	58,417
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Current payable with related parties	—	—	(163,476)	(79,198)
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Administration fees	21,000	21,282	—	—
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones S.A.	Other current receivables and prepaid expenses	—	—	94,559	216,565
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones S.A.	Current payable with related parties	—	—	(73,777)	(261,383)
Directores fees	-	Other current liabilities	—	—	91,197	(3,164,123)
Directores fees	-	Administrative expenses	(1,368,015)	—	—	—

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 6: SEGMENT INFORMATION

	Leases and Services Ps.	Credit card Ps.	Other Ps.	Total Ps.	Eliminations Ps.	Total as of 31.12.03 Ps.	Total as of 31.12.02 Ps.
Sales	55,682,203	12,837,218	56,327	68,575,748	(148,411)	68,427,337	55,228,281

Costs	(28,662,164)	(6,229,769)	(18,271)	(34,910,204)	942,384	(33,967,820)	(32,632,636)

Total gross profit as of 31.12.03	27,020,039	6,607,449	38,056	33,665,544	793,973	34,459,517	—

Total gross profit (loss) as of 31.12.02	14,882,056	6,805,333	(102,310)	21,585,079	1,010,566	—	22,595,645

Selling expenses	(2,750,980)	(1,118,392)	(9,773)	(3,879,145)	—	(3,879,145)	(7,105,448)

Administrative Expenses	(5,167,897)	(3,752,495)	(13,075)	(8,933,467)	—	(8,933,467)	(8,175,648)

Net loss in credit card trust	—	(209,793)	—	(209,793)	—	(209,793)	(2,570,888)

Operating income as of 31.12.03	19,101,162	1,526,769	15,208	20,643,139	793,973	21,437,112	—

Operating income (expense) as of 31.12.02	8,908,620	(5,065,928)	(109,597)	3,733,095	1,010,566	—	4,743,661

Net loss in equity investments	(208,108)	—	(711,008)	(919,116)	—	(919,116)	(2,246,914)

Amortization of Goodwill	(2,292,146)	(121,133)	—	(2,413,279)	—	(2,413,279)	(2,413,472)

Financial results, net	(8,465,572)	258,878	8,536	(8,198,158)	(793,973)	(8,992,131)	58,084,304
Other income (expense), net	182,611	787,620	(949)	969,282	—	969,282	11,998,117

Income (loss) before taxes and Minority interest as of 31.12.03	8,317,947	2,452,134	(688,213)	10,081,868	—	10,081,868	—

Income (loss) before taxes and Minority interest as of 31.12.02	75,067,559	(4,811,292)	(90,571)	70,165,696	—	—	70,165,696

Income tax	(8,770,781)	(1,135,887)	(14,585)	(9,921,253)	—	(9,921,253)	(21,132,902)

Minority interest	245,303	(287,476)	—	(42,173)	—	(42,173)	1,424,924

Net (expense) income as of 31.12.03	(207,531)	1,028,771	(702,798)	118,442	—	118,442	—

Net income (expense) as of 31.12.02	34,178,797	(2,802,074)	767,019	32,143,742	—	—	50,457,718

Depreciation and amortization as of 31.12.03	28,099,162	1,189,970	—	29,289,132	—	29,289,132	—

Depreciation and amortization as of 30.06.03	49,489,053	4,893,095	302,253	54,684,401	—	—	54,684,401

Additions of fixed assets as of 31.12.03	4,400,307	481,876	—	4,882,183	—	4,882,183	—

Additions of fixed assets as of 30.06.03	2,145,272	661,009	28,606	2,834,887	—	—	2,834,887

Minority interest as of 31.12.03	13,701,665	1,100,773	—	14,802,438		14,802,438	—

Minority interest as of 30.06.03	13,947,248	813,297	—	14,760,545	—	—	14,760,545

Operating assets as of 31.12.03	891,139,470	21,866,168	1,510,010	914,515,648	—	914,515,648	—

Operating assets as of 30.06.03	870,859,020	20,788,426	3,122,850	894,770,296	—	—	894,770,296

Non operating assets as of 31.12.03	183,050,882	14,244,310	222,028	197,517,220	—	197,517,220	—

Non operating assets as of 30.06.03	169,919,809	13,816,991	25,829,929	209,566,729	—	—	209,566,729

Total Assets as of 31.12.03	1,074,190,352	36,110,478	1,732,038	1,112,032,868	—	1,112,032,868	—

Total Assets as of 30.06.03	1,040,778,829	34,605,417	28,952,779	1,104,337,025	—	—	1,104,337,025

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 6:	(Continued)

General information

The Company has determined that its reportable segments are those that are based on the Company’s method of internal reporting. Accordingly, the Company has three reportable segments. These segments are Leases and services, Credit card and Others. The latter comprises Sales and development properties and E-commerce activities.

A general description of each segment follows:

•	Leases and services

This segment includes the operating results of the Company’s shopping centers principally comprised of lease and service revenues from tenants.

•	Credit card operations

This segment manages the Company’s portfolio of credit card accounts issued by its majority-owned subsidiary, Tarshop.

•	Others

-Sales and development properties: this segment includes the operating results of the Company’s construction and ultimate sale of residential buildings business.

-E-commerce activities: this segment includes developing stage activities primarily consisting of the Company’s on-line investment initiatives related to Alto Invest S.A. Alto Invest S.A. was a web-based provider of comprehensive investing tools, planning and financial information and primarily generated its revenues from website advertising fees and commissions charged to customers for on-line trading. Effective May 2001, Alto Invest ceased operations and is actively pursuing to evaluate alternative investment projects. Although results of e-commerce operations are separated for management internal reporting purposes, all related revenues and associated costs are included in leases and services line of the Company’s consolidated statements of results.

The Company’s primary operations are located in Argentina. All revenues and long-lived assets are attributable to the Company’s country of domicile.

The accounting policies of the segments are the same as those described in Note 3. The column titled eliminations includes the eliminations of inter-segment activities.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 7:	RESTRICTED ASSETS

a)	At December 31, 2003, Shopping Neuquén S.A. included Ps. 41,790 from a mortgage on the land purchased for Ps. 3.3 million within the short-term debt caption.

b)	On January 18, 2001 Shopping Alto Palermo S.A. issued Senior Notes that will be guaranteed through the trust transfer in favor of the holders of 100% of the Company’s shares.

NOTE 8:	TARSHOP CREDIT CARD RECEIVABLES SECURITIZATION PROGRAM

The Company has ongoing revolving period securitization programs through which Tarshop, a majority-owned subsidiary of the Company, transfers a portion of its customer credit card receivable balances to a master trust (the “Trust”) that issues certificates to public and private investors.

To the extent the certificates are sold to third parties, the receivables transferred qualify as sales for financial statement purposes and are removed from the Company’s balance sheet. The remaining receivables in the Trust which have not been sold to third parties are reflected on the Company’s balance sheet as a retained interest in transferred credit card receivables. Under these programs, the Company acts as the servicer on the accounts and receives a fee for its services.

Under the securitization programs, the Trust may issue two types of certificates representing undivided interests in the Trust – Títulos de Deuda Fiduciaria (“TDF”) and Certificados de Participación (“CP”), which represent debt, and equity certificates, respectively. Interest and principal services are paid periodically to the TDF holders throughout the life of the security. CPs are subordinated securities which entitle the CP holders to share pro rata in the cash flows of the securitized credit card receivables, after principal and interest on the TDFs and other fees and expenses have been paid. During the revolving period no payments are made to TDF and CP holders. Principal collections of the underlying financial assets are used by the Trust to acquire additional credit card receivables throughout the revolving period. Once the revolving period ends, a period of liquidation occurs during which (i) no further assets are purchased and (ii) all cash collections are used to fulfill the TDF service requirements and (iii) the remaining proceeds are used to fulfill the CPs service requirements.

The Company entered into two-year revolving-period securitization programs, through which Tarshop sold an aggregate amount of Ps. 102.7 million of its customer credit card receivable balances to Trusts. Under the securitization programs, the Trusts issued Ps. 14.5 million nominal value subordinated CPs, Ps. 26.7 million 12% fixed-rate interest TDFs, Ps. 22.5 million 18% fixed-rate interest TDFs, and Ps. 17.1 million variable rate interest TDFs. Tarshop acquired all the CPs at an amount equal to their nominal value while the TDFs were sold to other investors through a public offering in Argentina, except for Ps. 0.4 million, which were acquired by Tarshop S.A.. As a credit protection for investors, Tarshop has established cash reserves for losses amounting to Ps. 1.3 million.

ALTO PALERMO S.A. (APSA)

Unaudited Financial Statements

For the six-month period

ended as of December 31, 2003

in comparative format

ALTO PALERMO S.A. (APSA)

Unaudited Balance Sheets as of December 31 and June 30, 2003

	31.12.03 (Notes 1 and 2) Ps.	30.06.03 (Notes 1 and 2) Ps.
ASSETS
CURRENT ASSETS
Cash and banks (Note 3.a and Schedule G)	23,976,783	15,804,445
Investments (Schedules D and I)	3,001,684	1,961,435
Accounts receivable, net (Note 3.b and Schedule I)	11,980,554	8,466,375
Other receivables and prepaid expenses (Note 3.c and Schedules G and I)	18,691,614	18,212,973
Inventory (Note 3.d and Schedule F)	651,592	660,527

Total Current Assets	58,302,227	45,105,755

NON-CURRENT ASSETS
Accounts receivable (Note 3.b and Schedule I)	1,118,629	1,158,850
Other receivables and prepaid expenses, net (Note 3.c and Schedules G and I)	35,176,252	27,523,926
Inventory, net (Note 3.d and Schedule F)	26,055,802	26,053,005
Fixed assets, net (Schedule A)	622,897,918	633,971,072
Investments, net (Schedule C)	297,013,269	302,376,383
Intangible assets, net (Schedule B)	405,636	519,285

Total Non-Current Assets	982,667,506	991,602,521

Total Assets	1,040,969,733	1,036,708,276

LIABILITIES
CURRENT LIABILITIES
Trade accounts payable (Note 3.e and Schedules G and I)	8,105,400	7,803,673
Short-term debt (Note 3.f and Schedules G and I)	13,231,011	12,854,499
Salaries and social security payable (Note 3.g and Schedule I)	1,574,289	2,354,287
Taxes payable (Note 3.h and Schedule I)	2,708,008	3,319,387
Customer advances (Note 3.i and Schedule I)	10,092,862	7,982,348
Related parties (Note 5 and Schedule I)	11,733,933	9,831,717
Other liabilities (Note 3.j and Schedule I)	1,694,805	4,398,554

Total Current Liabilities	49,140,308	48,544,465

NON-CURRENT LIABILITIES
Trade accounts payable (Note 3.e and Schedules G and I)	3,307,530	3,609,629
Long-term debt (Note 3.f and Schedules G and I)	203,550,219	198,060,464
Taxes payable (Note 3.h and Schedule I)	5,190,088	—
Customer advances (Note 3.i and Schedule I)	24,171,018	22,401,762
Other liabilities (Note 3.j and Schedule I)	807,807	913,924

Total debts	237,026,662	224,985,779

Provisions (Note 3.k)	3,926,134	3,927,125

Total Non-Current Liabilities	240,952,796	228,912,904

Total Liabilities	290,093,104	277,457,369

SHAREHOLDERS’ EQUITY	750,876,629	759,250,907

Total Liabilities and Shareholders’ Equity	1,040,969,733	1,036,708,276

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Alejandro G. Elsztain
Executive vicepresident and acting president

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Results

For the six-month periods

ended December 31, 2003 and 2002

	31.12.03 (Notes 1 and 2) Ps.	31.12.02 (Notes 1 and 2) Ps.
Sales:
Leases and services	35,704,316	28,010,776
Sales and development properties	—	444,736

Total sales	35,704,316	28,455,512

Costs:
Leases and services (Schedule F)	(16,705,477)	(15,909,917)
Sales and development properties (Schedule F)	—	(627,992)

Total costs	(16,705,477)	(16,537,909)

Gross profit (loss):
Leases and services	18,998,839	12,100,859
Sales and development properties	—	(183,256)

Total gross profit	18,998,839	11,917,603

Selling expenses (Schedule H)	(1,389,878)	(1,265,338)
Administrative expenses (Schedule H)	(2,973,958)	(3,398,812)

	(4,363,836)	(4,664,150)

Operating income	14,635,003	7,253,453

Net (loss) income in equity investments (Note 6)	(2,473,928)	1,115,808

Financial results generated by assets:
Interest income from related parties (Note 5)	905,702	1,125,506
Interest income	1,780,381	3,131,966
Loss on exposure to inflation	—	(10,280,736)

Subtotal	2,686,093	(6,023,264)

Financial results generated by liabilities:
Exchange differences, net	(6,078,331)	27,703,156
Results from derivative instruments	9,429,427	27,164,260
Interest with related parties (Note 5)	(584,110)	9,044,909
Gain on exposure to inflation	—	7,553,972
Gain on early redemption of debt	—	2,219,636
Interest expense	(12,375,752)	(11,412,263)

Subtotal	(9,608,766)	62,273,670

Financial results, net	(6,922,673)	56,250,406

Other income, net (Note 3.l)	137,168	6,320,115

Income before taxes	5,375,570	70,939,782

Income tax (Note 11)	(5,257,128)	(20,482,064)

Net income	118,442	50,457,718

Net basic earnings per share (Note 10)	0.0002	0.0721

Net diluted earnings per share (Note 10)	0.0042	0.0197

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Alejandro G. Elsztain
Executive vicepresident and acting president

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Changes in Shareholders’ Equity

For the six-month periods

ended December 31, 2003 and 2002

Items	Shareholders’ contributions				Appraisal revaluation Ps.	Legal reserve Ps.	Accumulated retained earnings Ps.	Total as of December 31, 2003 Ps.	Total as of December 31, 2002 Ps.
	Common Stock (Note 4) Ps.	Inflation adjustment of common stock Ps.	Additional paid-in-capital Ps.	Total Ps.
Balances as of beginning of the years	70,482,974	84,620,909	522,805,043	677,908,926	3,952,571	4,401,179	72,988,231	759,250,907	681,415,760
Issuance of common stock	1,507,280	—	—	1,507,280	—	—	—	1,507,280	—
Cash dividends approved by Ordinary Shareholders’ Meeting held on October 31, 2003	—	—	—	—	—	—	(10,000,000)	(10,000,000)	—
Increase in legal reserve approved by Ordinary Shareholders’ Meeting held on October 31, 2003	—	—	—	—	—	3,649,412	(3,649,412)	—	—
Net income for the periods	—	—	—	—	—	—	118,442	118,442	50,457,718

Balances as of December 31, 2003	71,990,254	84,620,909	522,805,043	679,416,206	3,952,571	8,050,591	59,457,261	750,876,629	—

Balances as of December 31, 2002	70,000,000	84,627,953	522,829,405	677,457,358	3,952,571	4,401,179	46,062,370	—	731,873,478

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Alejandro G. Elsztain
Executive vicepresident and acting president

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows (1)

For the six-month periods

ended December 31, 2003 and 2002

	31.12.03 (Notes 1 and 2) Ps.	31.12.02 (Notes 1 and 2) Ps.
CHANGES IN CASH AND CASH EQUIVALENTS
Cash and cash equivalent at the beginning of the year	17,765,880	3,655,239

Cash and cash equivalent at the end of the period	26,978,467	19,175,021

Net increase in cash and cash equivalents	9,212,587	15,519,782

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS
CASH FLOWS FROM OPERATING ACTIVITIES:
Income for the period	118,442	50,457,718
Adjustments to reconcile net income to cash flow from operating activities:
• Financial results	332,730	(64,096,929)
• Amortization of deferred financing cost	403,644	1,059,111
• Amortization of impairment of fixed assets	(811,362)	(1,494,712)
• Amortization of impairment of intangible assets	(37,958)	—
• Depreciation of fixed assets	15,555,148	15,507,216
• Amortization of intangible assets	293,710	1,709,760
• Gain from sale of intangible assets	—	(2,097,809)
• Provision for contingencies	45,101	1,924,924
• Gain on early redemption of debt	—	(7,975,874)
• Recovery of allowance for doubtful accounts	(316,051)	(394,059)
• Net loss (income) in equity investments	2,473,928	(1,115,808)
• Income tax	5,257,128	20,482,064
Changes in certain assets and liabilities, net of non-cash transactions and the effects of acquisitions:
• (Increase) decrease in accounts receivable	(3,157,907)	1,417,218
• (Increase) decrease in other receivables and prepaid expenses	(2,086,882)	3,909,464
• Increase in intangible assets	(172,993)	(98,778)
• Decrease in inventory	8,935	703,570
• Decrease in trade accounts payable	(372)	(2,696,910)
• Increase (decrease) in customer advances	3,879,770	(1,400,861)
• (Decrease) increase in salaries and social security payable	(779,998)	151,863
• Decrease in taxes payable	(678,420)	(3,294,440)
• Decrease in other liabilities	(2,809,865)	(3,499,190)
• Decrease in provisions	(46,092)	—
• Increase in related parties	17,057	2,256,398
• Increase in accrued interest	316,266	6,585,820

Net cash provided by operating activities	17,803,959	17,999,756

CASH FLOWS FROM INVESTING ACTIVITIES:
• Acquisition of fixed assets	(3,639,742)	(1,218,745)
• Acquisition of inventory	(2,797)	(4,892)
• Increase in investments	(88,952)	(36,226,828)
• Sale of intangible assets	—	2,097,966

Net cash used in investing activities	(3,731,491)	(35,352,499)

CASH FLOWS FROM FINANCING ACTIVITIES:
• Proceeds from loans granted by related parties	5,140,119	67,044,042
• Payment of short-term and long-term debt	—	(7,859,288)
• Payment of dividends	(10,000,000)	—
• Financing costs	—	(226,957)
• Redemption of debt	—	(26,085,272)

Net cash (used in) provided by financing activities	(4,859,881)	32,872,525

Net Increase in cash and cash equivalents	9,212,587	15,519,782

(1)	Includes cash, banks and investments with a realization term not exceeding three months.

The accompanying notes and schedules are an integral part of these unaudited financial statements.

Alejandro G. Elsztain
Executive vicepresident and acting president

ALTO PALERMO S.A. (APSA)

Unaudited Statements of Cash Flows (Continued)

For the six-month periods

ended December 31, 2003 and 2002

	31.12.03 Ps.	31.12.02 Ps.
Additional information

Non-cash activities

– Increase in customer advances through a decrease in other liabilities	—	2,835,952

– Conversion of balances with related parties into unsecured convertible Notes	—	118,664,606

– Irrevocable contributions in related parties	—	16,565,634

– Conversion of unsecured convertible Notes into ordinary shares	1,507,280	—

– Increase in fixed assets through a decrease in intangible assets	30,890	—

– Offsetting of related parties debts and credits	3,254,960	—

– Dividends declared pending collections	590,976	—

Alejandro G. Elsztain
Executive vicepresident and acting president

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements

For the six-month periods

ended December 31, 2003 and 2002

(expressed in Argentine Pesos)

NOTE 1:	PREPARATION OF FINANCIAL STATEMENTS

a)	Basis of presentation

These unaudited financial statements are stated in Argentine pesos and were prepared in accordance with disclosure and valuation criteria contained in the Technical Resolutions issued by the Argentine Federation of Professional Councils in Economic Sciences, approved with certain amendments by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires, in accordance with the resolutions issued by the National Securities Commission.

The financial statements for the six-month periods ended December 31, 2003 and 2002 have not been audited. The Company’s management considers that they include all the necessary adjustments to reasonably present the financial result for the periods referred to.

The financial result for the period ended December 31, 2003 does not necessarily reflect proportionatelly the Company’s results for the complete financial years.

NOTE 2:	MOST RELEVANT ACCOUNTING POLICIES

Below are the most relevant accounting standards used by the Company to prepare these unaudited financial statements:

1.	New technical Resolutions

The Professional Council in Economic Sciences of the Autonomous City of Buenos Aires approved Technical Resolution No. 16 “Conceptual framework for professional accounting standards”, No. 17: “Professional accounting standards: development of some general application issues”, No. 18 : “Professional accounting standards: development of some particular application issues”, No. 19: “Amendments to Technical Resolutions Nos. 4, 5, 6, 8, 9, 11 and 14” and No. 20: “Derivatives and hedging transactions” through Resolutions C 238/01, C 243/01, C 261/01, C 262/01 and C 187/02, respectively; establishing that those Technical Resolutions and amendments to them will come into force for fiscal years commencing as from July 1, 2002, except for Technical Resolution No. 20, whose effective date tallies with the financial years commencing January 1, 2003.

The National Securities Commission, through Resolution 434/03, has adopted the Technical Resolutions referred to with certain exceptions and modifications, which shall apply to the financial years commencing on January 1, 2003.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 2:	(Continued)

Furthermore, the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires approved Technical Pronouncement No. 21 “Proportional equity value consolidation of financial statements information to be disclosed referred to related parties” through MD Resolution No. 5/2003. The mentioned Technical Pronouncement and amendments thereto took effect for years commenced as from April 1, 2003. The National Securities Commission, however, has not adopted that pronouncement at the date of issue of these financial statements.

The main amendments introduced by the new Technical Resolutions involving significant adjustments to the Company’s unaudited financial statements are:

a.	Adoption of an accounting model in which the intention of the Company prevails in defining the valuation criteria to be used. In this context, only assets for sale were valued at their current values. Receivables and payables were generally recognized at their discounted values.

b.	Incorporation of strict guidelines for purposes of comparison against recoverable values.

c.	Obligatory requirement regarding application of the deferred tax method for recognition of income tax.

d.	Research, development, trademarks, advertising, reorganization and other costs cannot be capitalized. Only organization and pre-operating costs that meet certain requirements can be capitalized.

e.	Determination of guidelines for recognition, measurement and disclosure of derivatives and hedge operations.

f.	Incorporation of guidelines to be followed to determine whether certain transactions (financial instruments issued by the Company, irrevocable contributions, preferred shares) must be classified under liabilities or shareholders’ equity.

g.	Incorporation of new disclosure requirements, including information by segment, earnings per share and comparative information to be filed.

A detail of prior periods’ adjustments resulting from application of the new accounting standards is included in the following table:

Item	Effect on results at 31.12.02 (comparative) Ps.
Application of deferred tax method (vs. current tax)	(20,482,064)
Recording of adjustment to prior periods’ results in subsidiaries under long-term investments	(1,642,797)
Recording of financial derivatives at estimated settlement cost (See Note 9)	19,419,213

Total	(2,705,648)

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 2:	(Continued)

2.	Recognition of the effects of inflation

The financial statements have been prepared in constant monetary units, reflecting the overall effects of inflation through August 31, 1995. As from that date, in accordance with professional accounting standards and the requirements of the control authorities, restatement of the financial statements has been discontinued until December 31, 2001. As from January 1, 2002, in accordance with professional accounting standards, recognition of the effects of inflation in these unaudited financial statements has been reestablished, considering that the accounting measurements restated due to changes in the purchasing power of the currency until August 31, 1995 as well as those arising between that date and December 31, 2001 are stated in currency of the latter date.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that the financial statements for years ending as from that date must be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 issued by the National Securities Commission, the Company discontinued the restatement of its financial statements as from March 1, 2003. This criterion is not in line with current professional accounting standards, which establish that the financial statements must be restated through to September 30, 2003. At December 31, 2003, however, this deviation has not had a material effect on the financial statements.

The rate used for restatement of items in these unaudited financial statements is the domestic wholesale price index published by the National Institute of Statistics and Census.

3.	Comparative information

According to the new Technical Resolutions mentioned in Note 2.1., the Balance Sheet is disclosed in comparative format with the year ended June 30, 2003.

Comparative balances at December 31, 2002 shown in these unaudited financial statements for comparative purposes result from restating the amounts in the financial statements at those dates following the guidelines detailed in Note 2.2.

Certain amounts in the unaudited financial statements at December 31, 2002 and for the period then ended were reclassified for disclosure on a comparative basis with those for the current period.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 2:	(Continued)

4.	Use of estimates

The preparation of these unaudited financial statements requires that Management make estimates and evaluations affecting the amount of assets and liabilities recorded and contingent assets and liabilities disclosed at the date of issue of the financial statements, as well as income and expenses recorded during the period. Management makes estimates to calculate, for example, the allowance for doubtful accounts, depreciation and amortization, the recoverable value of assets, the income tax charge and the provision for contingencies.

Actual results might differ from the estimates and evaluations made at the date of preparation of these unaudited financial statements.

5.	Revenue recognition

5.1.	Leases and services

Leases with tenants are accounted for as operating leases. Tenants are generally charged a rent, which consists of the higher of: (i) a monthly base rent (the “Base Rent”) and (ii) a specified percentage of the tenant’s monthly gross retail sales (the “Percentage Rent”) (which generally ranges between 4% and 8% of tenant’s gross sales).

Furthermore, pursuant to the rent escalation clause in most leases, a tenant’s Base Rent generally increases between 4% and 7% each year during the term of the lease. Minimum rental income is recognized on a straight-line basis over the term of the lease.

Certain lease agreements contain provisions, which provide for rents based on a percentage of sales or based on a percentage of sales volume above a specified threshold. The Company determines the compliance with specific targets and calculates the additional rent on a monthly basis as provided for in the contracts. Thus, these contingent rents are not recognized until the required thresholds are exceeded.

Generally, the Company’s lease agreements vary from 36 to 120 months. Law No. 24,808 provides that tenants may rescind commercial lease agreements after the initial six months, upon not less than 60 days’ written notice, subject to penalties which vary from one to one and a half months rent if the tenant rescinds during the first year of its lease, and one month of rent if the tenant rescinds after the first year of its lease.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 2:	(Continued)

The Company also charges its tenants a monthly administration fee, prorated among the tenants according to their leases, which varies from shopping center to shopping center, relating to the administration and maintenance of the common area and the administration of contributions made by tenants to finance promotional efforts for the overall shopping centers´ operations.

Administration fees are recognized monthly when earned. In addition to rent, tenants are generally charged “admission rights”, a non-refundable admission fee that tenants may be required to pay upon entering into a lease or upon lease renewal. Admission right is normally paid in one lump sum or in a small number of monthly installments. Admission rights are recognized using the straight-line method over the life of the respective lease agreements. Furthermore, the lease agreements generally provide for the reimbursement of real estate taxes, insurance, advertising and certain common area maintenance costs. These additional rents and tenant reimbursements are accounted for on the accrual basis.

In September 2000, the Company completed the acquisition of the 99.99% equity interest of FIBESA, a related company. FIBESA acts as the leasing agent for the Company bringing together the Company and potential lessees for the retail space available in certain of the Company’s shopping centers. FIBESA’s revenues are derived primarily from success fees calculated as a percentage of the final rental income value for both the lessee and the Company. Revenues related to success fees are recognized at the time that the transaction is successfully concluded. A transaction is considered successfully concluded when both parties have signed the related lease contract.

5.2.	Sales and development properties

The Company records revenue from the sale of properties classified as inventory when all of the following criteria are met:

1.	the sale has been consummated;

2.	the Company has determined that the buyer’s initial and continuing investments are adequate to demonstrate a commitment to pay for the property;

3.	the Company’s receivable is not subject to future subordination; and

4.	the Company has transferred to the buyer the risk of ownership, and does not have a continuing involvement in the property.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 2:	(Continued)

The Company uses the percentage-of-completion method of accounting with respect to sales of development properties under construction effected under fixed-priced contracts. Under this method, revenue is recognized based on the ratio of costs incurred to total estimated costs applied to the total contract price. We do not commence revenue and cost recognition until such time as the decision to proceed with the project is made and construction activities have begun. The percentage-of-completion method of accounting requires management to prepare budgeted costs (i.e. the estimated costs of completion) in connection with sales of properties/units. All changes to estimated costs of completion are incorporated into revised estimates during the contract period.

5.3.	E-commerce activities

The Company primarily conducts e-commerce activities through E-Commerce Latina, a holding company organized in Argentina in December 1999 as an Internet joint venture between the Company and Telefónica. E-Commerce Latina owns Altocity.Com, a development stage company. Altocity.Com primarily derives its revenues from monthly maintenance fees charged to suppliers, from sales of products on its website and, to a lesser extent, from sales of advertising and sponsorships. The Company accounts for its indirect investment in Altocity.Com under the equity method of accounting.

For the six-month periods ended December 31, 2003 and 2002, net revenues from Altocity.Com totaled Ps. 0.8 million and Ps. 0.3 million and had a net loss of Ps. 1.4 million and Ps. 2.8 million, respectively.

In addition, the Company holds an interest in Alto Invest, a web-based provider of comprehensive investing tools including planning and financial information and a means to buy and sell financial assets. Alto Invest generated insignificant revenues since its inception, primarily from advertising fees and commissions charged to customers for online trading. As from May 2001, Alto Invest S.A. suspended all its transactions, excepting its off-line transactions. During the present semester, the Company has initiated advisory and consultancy services, for which it is restructuring human resources.

6.	Investments

6.1.	Current investments

Mutual funds have been valued at quotation value in force at period end.

See the breakdown of current investments in Schedule D.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 2:	(Continued)

6.2.	Non-current investments

Equity investments in controlled and affiliated companies have been accounted for under the equity method. See the breakdown of non-current investments in Schedule C.

The value thus obtained, net of allowances, does not exceed the respective estimated recoverable value at the end of the period.

The unaudited consolidated financial statements as of and for the six-month period ended December 31, 2003 of Alto Palermo S.A. and its subsidiaries, Emprendimiento Recoleta S.A., Tarshop S.A., Shopping Neuquén S.A., Inversora del Puerto S.A., Alto Invest S.A., Fibesa S.A. and Shopping Alto Palermo S.A. are presented.

7.	Inventory

Real estate acquired for development and further sale is classified as real estate for sale.

Inventories have been valued at their acquisition cost, adjusted for inflation at the end of the period, as defined in Note 2.2.

As an integral part of inventory costs, the Company includes financial expenses, either implicit or explicit, generated by third party financing for the construction of long-term projects, until their completion.

The Company values the real estate in development, with a building process that extends over time and for which purchase/sales contracts have been signed, at their net realizable value in proportion to their percentage of completion attained. The real estate that has not been sold as stated in Note 2.5.2. has been valued at its acquisition cost, adjusted for inflation at the end of the period.

The net carrying value of properties for sale, in the aggregate, does not exceed their estimated recoverable value.

The Company anticipates the construction of an office-building complex on the land located near Paseo Alcorta Shopping Center denominated “Alcorta Plaza”.

8.	Fixed assets

Properties purchased for rental purposes are classified as fixed assets.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 2:	(Continued)

Fixed assets have been valued at cost, adjusted for inflation at the end of the period, as defined in Note 2.2., less accumulated depreciation.

Furthermore, there are a parcel of land acquired prior to June 30, 1986, which was originally recorded at its appraised value as of such date. This appraisal increased the carrying value of the land by Ps. 4.0 million, which was recorded against an appraisal revaluation reserve account in the shareholders’ equity.

This appraisal revaluation reserve will be amortized to income once the land is disposed of or its value becomes impaired.

As an integral part of fixed assets costs, the Company includes financial expenses, either implicit or explicit, generated by third party financing for the construction of long-term projects, until the date they are in a condition to start-up or be sold.

Depreciation charges were calculated following the straight-line method and on the basis of the useful life assigned to the assets, using the criterion of full year of addition, apportioned to the months elapsed until the closing of the period.

The value of the fixed assets, in the aggregate, does not exceed their estimated recoverable value.

9.	Intangible assets

Intangible assets have been valued at cost, adjusted for inflation at the end of the period, as defined in Note 2.2., net of accumulated amortization at period end.

See the breakdown of intangible assets in Schedule B.

9.1.	Trademarks

Trademarks represent fees and expenses related to their registration.

9.2.	Preoperating expenses

Preoperating expenses represent direct expenses incurred relating to specific shopping centers prior to the opening of such centers. These expenses are amortized on a straight-line basis over a three-year period commencing upon the opening of the shopping center.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 2:	(Continued)

9.3.	Advertising expenses

Advertising expenses relate to the Torres Abasto project and the opening of Abasto Shopping. The expenses incurred in relation to Torres Abasto project are recognized in the statements of results as determined under the percentage- of-completion method. Other advertising expenses are amortized under the straight-line method over a term of 3 years.

9.4.	Investment projects

Investment projects represent expenses incurred by the Company in projects connected with sales made through mass media which are amortized under the straight-line method as from the start-up of the project. These expenses are written off upon abandonment or disposal of project.

9.5.	Tenant list - Patio Bullrich

This item represents the acquired tenant list of the Patio Bullrich shopping mall which is stated at cost adjusted for inflation at the end of the period, as described in Note 2.2. and is amortized using the straight-line method over a five years period.

Intangible assets include advertising expenses that cannot be capitalized in accordance with current accounting standards, which will be amortized in the current year as a result of the application of the transition rules mentioned in Note 2.1.

The value of the intangible assets, does not exceed its estimated recoverable value at the end of the period.

10.	Goodwill

This item represents the difference between the purchase price and the market value of assets acquired restated into period-end currency following the guidelines mentioned in Note 2.2., being amortized by the straight-line method over a term not exceeding 10 years. Goodwill recorded under this caption was generated by the purchase of shares in Tarshop S.A., Inversha S.A., Pentigras S.A. and Fibesa S.A.

The residual value of goodwill generated by the acquisition of investments in corporations is shown under non-current investments. Set forth Schedule C.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 2:	(Continued)

Amortization is shown in Note 6 and in “Net (loss) income in equity investments” in the Statements of Results.

11.	Monetary assets and liabilities

Monetary assets and liabilities are stated at their face value plus or minus the related financial gain or loss.

12.	Foreign currency assets and liabilities

Assets and liabilities denominated in foreign currency are translated at the exchange rate prevailing at period end.

13.	Receivables from leases and services and trade payables

Receivables from leases and services and trade payables were valued at the price applicable to spot operations at the time of the transaction plus interest and implicit financial components accrued at the internal rate of return determined at that moment.

14.	Financial receivables and payables

Financial receivables and payables were valued at the amount deposited and collected, respectively, net of operating costs, plus financial results accrued based on the rate estimated at that time.

15.	Other receivables and liabilities

- Asset tax was valued based on the best estimate of the amount receivable and payable, respectively, discounted at the interest rate applicable to freely available savings accounts published by the Argentine Central Bank in effect at the time of incorporation to assets and liabilities, respectively.

- As established by the regulations of the National Securities Commission, deferred tax assets and liabilities have not been discounted. This criterion is not in accordance with current accounting standards, which require that those balances be discounted. The effect resulting from this difference has not had a material impact on the unaudited financial statements.

- The remaining sundry receivables and payables were valued based on the best estimate of the nominal value of the amount receivable and payable, respectively.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 2:	(Continued)

16.	Balances corresponding to financial transactions and sundry receivables and payables with related parties

Receivables and payables with related parties generated by financial transactions and other sundry transactions were valued in accordance with the terms agreed by the parties.

17.	Allowances and provisions

- For doubtful accounts and doubtful mortgage receivable: set up based on an individual analysis for recoverability of the loan portfolio. Increases or decreases for the period are shown in Schedule E.

- For impairment of inventories, fixed assets and non-current investments in other companies: the Company has estimated the recoverable values of inventories, fixed assets and non-current investments in other companies at June 30, 2003 and 2002 based on their economic values to the business determined on the basis of projections of future discounted cash flows.

Based on those estimates, the Company has reversed or recognized impairment losses as detailed in Schedule E to these unaudited financial statements.

- For contingencies: set up to cover labor and commercial contingencies and other sundry risks that could give rise to obligations to the Company. The opinion of the Company’s legal counsel has been taken into account in estimating the amounts and probability of occurrence. Furthermore, insurance coverage taken out by the Company has also been considered.

Increases or decreases for the period are shown in Schedule E.

At the date of issue of these unaudited financial statements, Management understands that there are no elements to foresee potential contingencies having a negative impact on these unaudited financial statements.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 2:	(Continued)

18.	Hedging instruments

From time to time, the Company utilizes certain financial instruments to manage its foreign currency and interest rate exposures. The Company does not engage in trading or other speculative use of these financial instruments. Also, the Company has not utilized financial instruments to hedge anticipated transactions. For details on the Company’s derivative instruments activity, see Note 9.

- Interest rate swaps

Interest rate swaps are used to effectively hedge certain interest rate exposures. Liabilities generated by the interest rate swap have been valued at estimated settlement cost.

Differences generated by application of the mentioned criteria to assets and liabilities under swaps for derivatives were recognized in the results for the period.

19.	Income tax provision

The Company has recognized the charge for income tax by the deferred tax liability method, recognizing timing differences between measurements of accounting and tax assets and liabilities.

To determine deferred assets and liabilities, the tax rate expected to be in effect at the time of reversal or use has been applied to timing differences identified and tax loss carryforwards, considering the legal regulations approved at the date of issue of these unaudited financial statements.

20.	Asset tax provision

The Company calculates asset tax provision by applying the current 1% rate on computable assets at the end of the period. This tax complements income tax. The Company’s tax obligation in each year will coincide with the higher of the two taxes. However, if asset tax provision exceeds income tax in a given year, that amount in excess will be computable as payment on account of income tax arising in any of the following ten years.

The Company has recognized asset tax provision accrued during the period and paid in previous years as a credit as the Company estimates that it will be computable as payment on account of income tax in future years.

21.	Shareholders’ equity

Initial balances and movements in shareholders’ equity accounts are shown in currency of the month to which they correspond, and were restated as mentioned in Note 2.2.

The balance of the “Appraisal revaluation” corresponds to the greater value of fixed assets generated by computation of the technical appraisals mentioned in Note 2.8.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

NOTE 2:	(Continued)

22.	Results for the period

Statements of Results accounts are shown in currency of the month to which they correspond, restated as mentioned in Note 2.2., except for charges for assets used (higher investment value amortization, cost of real property, depreciation of fixed assets and amortization of intangible assets), which were valued at the amount recorded for those assets.

Significant implicit financial components included in profit and loss accounts have been duly segregated.

23.	Advertising expenses

The Company generally recognizes advertising and promotion expenses as incurred, except for those incurred in the sale of real estate projects. For further detail see Note 2.5.2.. Advertising and promotion expenses amounted to Ps. 15,229 and Ps. 9,330 during the six-month periods ended December 31, 2003 and 2002, respectively.

24.	Retirement plans

The Company does not maintain any retirement plan. Argentine laws establish the payment of retirement benefits to retirees under government retirement plans and private pension fund administrators chosen by employees to make their contributions.

The Company does not sponsor employee stock ownership plans.

25.	Vacation expenses

Vacation expenses are fully accrued in the period of service giving rise to the right to enjoy vacation.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 3:	BREAKDOWN OF THE MAIN CAPTIONS

The breakdown of the main captions is as follows:

a)	Cash and banks:

	31.12.03 Ps.	30.06.03 Ps.
Cash in local currency	96,164	247,912
Cash in foreign currency (Schedule G)	345,931	1,838,409
Banks in local currency	5,513,146	1,945,155
Banks in foreign currency (Schedule G)	17,991,574	10,943,253
Saving accounts	29,968	829,716

	23,976,783	15,804,445

b)	Accounts receivable, net:

	31.12.03 Ps.	30.06.03 Ps.
Current

Leases and services receivable	9,890,757	12,897,894
Checks to be deposited	7,333,858	3,921,239
Debtors under legal proceedings	16,340,501	18,027,063
Pass-through expenses receivable	3,839,767	3,718,272
Notes receivable	579,947	164,373
Mortgage receivable	168,011	305,895
Credit card receivable	6,010	5,592
Less:
Allowance for doubtful accounts (Schedule E)	(26,178,297)	(30,573,953)

Total	11,980,554	8,466,375

Non-current

Leases and services receivable	87,629	—
Mortgage receivable	1,031,000	1,158,850
Total	1,118,629	1,158,850

	13,099,183	9,625,225

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 3:	(Continued)

c)	Other receivables and prepaid expenses, net:

	31.12.03 Ps.	30.06.03 Ps.
Current
Related parties (Note 5)	13,234,700	15,292,798
Prepaid expenses	1,285,521	191,274
Dividends receivable (Note 5)	1,017,437	426,461
Prepaid services	477,664	330,356
Asset tax	415,000	—
Interest rate swap receivable (Schedule G)	375,489	306,867
Guarantee deposits (i)	307,123	307,123
Prepaid gross sales tax	230,152	176,765
Income tax credit	23,661	—
Other tax credits	8,549	35,030
Other	1,316,318	1,146,299

Total	18,691,614	18,212,973

(i)	Includes Ps. 293,346 which are restricted (see Note 7.a)

Non-current
Asset tax credits	20,144,920	19,003,786
Interest rate swap receivable (ii) (Schedule G)	14,695,831	8,172,241
Deferred income tax	—	67,040
Mortgage receivable	2,208,275	2,208,275
Prepaid gross sales tax	310,626	231,539
Income tax	—	31,468
Other	24,875	17,852
Less:
Allowance for doubtful mortgage receivable (Schedule E)	(2,208,275)	(2,208,275)

Total	35,176,252	27,523,926

	53,867,866	45,736,899

(ii)	Corresponds to: 1) US$ 50 million for guarantees granted to Morgan Guaranty Trust Company of New York and 2) US$ 44.98 million arising from the Swap agreement estimated settlement cost (See Note 7.c) and 9).

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 3:	(Continued)

d)	Inventory, net:

	31.12.03 Ps.	30.06.03 Ps.
Current
Torres de Abasto	555,153	555,153
Other	96,439	105,374

Total	651,592	660,527

Non-current
Alcorta Plaza	16,975,802	16,973,005
Air space Supermercado Coto - Agüero 616	9,080,000	9,080,000

Total	26,055,802	26,053,005

	26,707,394	26,713,532

e)	Trade accounts payable:

	31.12.03 Ps.	30.06.03 Ps.
Current
Suppliers	4,542,055	4,936,795
Accruals	2,558,609	1,903,061
Imports payable (Schedule G)	1,004,736	963,817

Total	8,105,400	7,803,673

Non-current
Imports payable (Schedule G)	3,307,530	3,609,629

Total	3,307,530	3,609,629

	11,412,930	11,413,302

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 3:	(Continued)

f)	Short-term and long-term debt:

	31.12.03 Ps.	30.06.03 Ps.
Short-term debt
- Financial
Seller financing (i)	4,961,088	4,900,195
Accrued interest for seller financing (i)	627,197	591,036
Accrued interest for Notes, Senior Notes and unsecured convertible Notes (ii) (Schedule G)	8,445,168	8,166,496
Unaccrued deferred financing costs (iii)	(802,442)	(803,228)

Total	13,231,011	12,854,499

Long-term debt
- Financial
Notes, Senior Notes and unsecured convertible Notes (ii) (Schedule G)	203,872,408	198,785,511
Unaccrued deferred financing costs (iii)	(322,189)	(725,047)

Total	203,550,219	198,060,464

	216,781,230	210,914,963

(i)	Includes Ps. 3,265,010 par value related to seller financing obtained in connection with the acquisition of Shopping Neuquén on July 6, 1999 and Ps. 1,696,078 related to a reference stabilization index (CER). Such loan accrues interest at six-month LIBOR. As of December 31, 2003 the six-month LIBOR was 1.22%.
(ii)	Includes:

a)	Ps. 49.6 million 14.875% unsecured Notes due April 7, 2005. Interest on the Notes are payable semiannually on April 7 and October 7 each year, commencing October 7, 2000. On January 15, 2004 the Company settled semiannually interest accrued at the end of the period.
b)	Ps. 6.7 par value million Senior Notes due January 13, 2005. Interest accrue at a corrected Badlar rate plus 395 base points.

Under the terms of Decree No. 214/02, debts in U.S. dollars in the financial system were converted to pesos at the exchange rate of Ps. 1 per US$ 1 or its equivalent in such other currency. As from February 3, 2002 a reference stabilization index (CER) and an interest rate were applied to these debts. As of December 31, 2003, the rate applied to this debts was 8% per annum.

Interest on the Senior Notes are payable quarterly beginning on April 18, 2001. On January 15, 2004 the Company settled quarterly interest accrued at the end of the period.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 3:	(Continued)

These Senior Notes are guaranteed by the trust transfer in favor of its holders of all the shares of Shopping Alto Palermo S.A.’s equity.

The Company applied the net funds arising from offering the securities to the settlement of bank loans and redemption of Senior Notes Class A-2, thus fulfilling the plan for allocating funds previously submitted to the National Securities Commission.

The conditions of the Senior Notes require that the Company maintain certain financial ratios and conditions, indexes and levels of indebtedness, as well as setting limits on the obtaining of new loans.

c)	The amount of Ps. 144.5 million corresponding to the issue of Series I of unsecured convertible Notes for up to US$ 50 million which were fully subscribed.

The Notes are convertible into ordinary shares of the Company at the option of the holder. The issue terms and conditions include a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (0.1) by the exchange rate and US$ 0.0324, which means that each note may be exchanged for 30,864 shares with a par value of Ps. 0.1, interest accrues at an annual rate of 10% and is payable semiannually and at a subscription price of 100% of the principal amount of the Notes. These Notes will fall due on July 19, 2006.

On January 15, 2004 the Company settled interest accrued at the end of the period.

The Company applied the funds arising from offering the unsecured convertible Notes to the settlement of expenses and related fees to the issuing and placing of unsecured convertible notes, payment of liabilities with shareholders and redemption of Senior Notes Class A-2 and Class B-2, the latter corresponding to its subsidiary Shopping Alto Palermo S.A., thus fulfilling the plan for allocating funds previously submitted to the National Securities Commission.

(iii)	Fees and expenses related to issue of debt, which will be amortized over the term of settlement of the debt corresponding to negotiable obligations. The rate ranges between 20 and 25% per annum. Amortization for the three-month period totaled Ps. 403,644.

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 3:	(Continued)

g)	Salaries and social security payable:

	31.12.03 Ps.	30.06.03 Ps.
Provision for vacation and bonuses	1,103,267	1,842,520
Social security payable	411,960	387,838
Other	59,062	123,929

	1,574,289	2,354,287

h)	Taxes payable:

	31.12.03 Ps.	30.06.03 Ps.
Current
VAT payable, net	1,286,840	1,185,544
Asset tax payable, net	674,470	1,427,040
Gross sales tax provision	386,365	229,343
Gross sales tax withholdings	220,713	253,817
Other tax withholdings	128,979	161,073
Property tax provision	1,046	34,211
Other taxes	9,595	28,359

Total	2,708,008	3,319,387

Non-current
Deferred income tax	5,190,088	—

Total	5,190,088	—

	7,898,096	3,319,387

i)	Customer advances:

	31.12.03 Ps.	30.06.03 Ps.
Current
Admission rights (i)	6,586,478	5,060,469
Lease advances (ii)	3,458,582	2,866,077
Guarantee deposits	47,802	55,802

Total	10,092,862	7,982,348

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 3:	(Continued)

	31.12.03 Ps.	30.06.03 Ps.
Non-current
Admission rights (i)	13,382,720	11,127,651
Lease advances (ii)	10,731,922	11,198,147
Guarantee deposits	56,376	75,964

Total	24,171,018	22,401,762

	34,263,880	30,384,110

(i)	The balance of admission rights mostly corresponds to key-money paid by Shopping Mall tenants. The non-current balance includes Ps. 4,500,000 corresponding to advances granted by NAI International II, INC for application to goodwill to be accrued corresponding to sites for the construction of cinema theater complexes in Shopping Rosario.

No interest is accrued on this advance as long as the Company does not suspend work on the Rosario project.

(ii)	The balance of advances on leases and services includes Ps. 1,220,000 and Ps. 6,577,176 current and non-current, respectively, related to advances received from Hoyts Cinemas (“Hoyts”) for the construction of the cinema theater complexes at the Abasto and Alto Noa.

These advances accrue interest at six-month London Inter-Bank Offered Rate (“LIBOR”) plus 2-2.25%. As of December 31, 2003 the six-month LIBOR was 1.22%. Based on an agreement between the Company and Hoyts Cinemas, the advances made are being repaid by offsetting of lease amounts otherwise due for the space used by Hoyts Cinemas.

j)	Other liabilities:

	31.12.03 Ps.	30.06.03 Ps.
Current
Donations payable	531,307	813,305
Contributed leasehold improvements (i)	212,220	212,220
Accruals for directors fees, net (Note 5)	—	2,680,000
Other	951,278	693,029

Total	1,694,805	4,398,554

Non-current
Contributed leasehold improvements (i)	795,807	901,924
Withholdings and guarantee deposits	12,000	12,000

Total	807,807	913,924

	2,502,612	5,312,478

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 3:	(Continued)

(i)	Contributed leasehold improvements relate to installations constructed by a tenant in the general area of the Abasto Shopping Center. The Company has recorded the installations as fixed asset based on construction costs incurred with a corresponding liability. Contributed leasehold improvements are amortized to income over the term of lease. Such amortization, net of the related depreciation of the leasehold improvement, was immaterial for the six-month periods ended December 31, 2003 and 2002.

k)	Provisions:

	31.12.03 Ps.	30.06.03 Ps.
Current
Provision for contingencies (i) (Schedule E)	3,926,134	3,927,125

Total	3,926,134	3,927,125

(i)	In the opinion of management and based on consultation with external legal counsel, the Company has established provisions for amounts which are probable of adverse occurrence and which, according to estimates developed by the Company’s legal counsel, would meet all related contingencies and corresponding fees relating to these claims.

l)	Other income, net:

	31.12.03 Ps.	31.12.02 Ps.
Recovery of allowance for doubtful accounts	316,051	394,059
Provision for contingencies, net	(45,101)	(1,924,924)
Gain from sale of intangible assets	—	2,097,809
Gain on early redemption of debt	—	5,756,238
Donations	—	(3,724)
Other	(133,782)	657

	137,168	6,320,115

ALTO PALERMO S.A. (APSA)

Notes to the unaudited financial statements (Continued)

NOTE 4:	COMMON STOCK

As of December 31, 2003, the capital stock consisted of 719,902,543 common shares with a par value of Ps. 0.1 per share entitled to one vote each and was as follows:

		Approved by		Date of record with the Public Registry of Commerce
	Par Value	Body	Date
Shares issued for cash	400	Extraordinary Shareholders’ Meeting	29.10.87	29.12.1987
Shares issued for cash	1,600	Extraordinary Shareholders’ Meeting	26.10.88	29.12.1988
Shares issued for cash	38,000	Extraordinary Shareholders’ Meeting	25.10.89	05.02.1990
Shares issued for cash	9,460,000	Ordinary and Extraordinary Shareholders’ Meeting	31.08.95	15.03.1996
Shares issued for cash	16,000,000	Ordinary and Extraordinary Shareholders’ Meeting	29.10.96	15.05.1998
Shares issued for cash	38,000,000	Ordinary and Extraordinary Shareholders’ Meeting	10.03.98	21.10.1999
Shares issued for cash	581,061	Ordinary and Extraordinary Shareholders’ Meeting	06.08.99	Pending
Shares issued for cash	5,918,939	Ordinary and Extraordinary Shareholders’ Meeting	06.08.99	Pending
Shares issued for cash	1,990,254	*		Pending

	71,990,254

(*)	Shares subscribed in connection with the conversion of unsecured convertible notes. See note 13.

On November 9, 2000, the U.S. Securities and Exchange Commission (SEC) authorized the public offering of the shares in the U.S.. Additionally, the Nasdaq authorized the quotation of the ADRs (American Depository Receipt) on the U.S. market as from November 15, 2000.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 5:     BALANCES AND TRANSACTIONS WITH RELATED PARTIES

The following is a summary of the balances and transactions with related parties:

Company	Relation	Description of transaction/caption	Income (expense) included in the statements of income for the periods ended		Balance receivable (payable) as of
			31.12.2003 Ps.	31.12.2002 Ps.	31.12.2003 Ps.	30.06.2003 Ps.
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Current payable with related parties-	—	—	(2,177,229)	(2,047,407)
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Other current receivables and prepaid expenses	—	—	175,207	120,258
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest income	—	114,940	—	—
IRSA Inversiones y Representaciones Sociedad Anónima	Shareholder	Interest (expense) income	(166,290)	6,097,930	—	—
Goldman Sachs and Co.	Shareholder	Current payable with related parties	—	—	(6,512)	(6,512)
Parque Arauco S.A.	Shareholder	Interest (expense) income	(49,679)	3,073,214	—	—
Parque Arauco S.A.	Shareholder	Current payable with related parties	—	—	(957,035)	(907,357)
Tarshop S.A.	Subsidiary	Leases	121,656	131,946	—	—
Tarshop S.A.	Subsidiary	Interest income	793,973	1,010,566	—	—
Tarshop S.A.	Subsidiary	Other current receivables and prepaid expenses	—	—	10,840,414	11,924,701
Perez Cuesta S.A.C.I.	Equity investee	Dividends receivable	—	—	75,000	75,000
Emprendimiento Recoleta S.A.	Subsidiary	Other current receivables and prepaid expenses	—	—	262,070	1,232,482
Emprendimiento Recoleta S.A.	Subsidiary	Current payable with related parties	—	—	—	(982,231)
Emprendimiento Recoleta S.A.	Subsidiary	Administration fees	72,000	72,968	—	—
Emprendimiento Recoleta S.A.	Subsidiary	Dividends receivable	—	—	351,461	351,461
Emprendimiento Recoleta S.A.	Subsidiary	Interest income	101,512	—	—	—
Emprendimiento Recoleta S.A.	Subsidiary	Interest expense	(56,276)	—	—	—
Fibesa S.A.	Subsidiary	Administration fees	60,000	60,806	—	—
Fibesa S.A.	Subsidiary	Other current receivables and prepaid expenses	—	—	31,295	474
Fibesa S.A.	Subsidiary	Interest expense	(123,648)	(126,235)	—	—
Fibesa S.A.	Subsidiary	Current payable with related parties	—	—	(10,712)	(2,114,590)
Fibesa S.A.	Subsidiary	Directors’ fees	—	—	—	(320,000)
Fibesa S.A.	Subsidiary	Dividends receivable	—	—	590,976	—
E-Commerce Latina S.A.	Equity investee	Other current receivables and prepaid expenses	—	—	14,566	16,566
E-Commerce Latina S.A.	Equity investee	Administration fees	3,000	3,040	—	—
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Other current receivables and prepaid expenses	—	—	121,512	58,417
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Current payable with related parties	—	—	(150,117)	(70,276)
Altocity.com S.A.	Subsidiary of E-Commerce Latina S.A.	Administration fees	21,000	21,282	—	—
Alto Invest S.A.	Subsidiary	Current payable with related parties	—	—	(96,842)	(90,692)
Alto Invest S.A.	Subsidiary	Other current receivables and prepaid expenses	—	—	2,580	—
Alto Invest S.A.	Subsidiary	Interest expense	(6,015)	—	—	—
Shopping Alto Palermo S.A.	Subsidiary	Other current receivables and prepaid expenses	—	—	1,687,599	1,043,286
Shopping Alto Palermo S.A.	Subsidiary	Current payable with related parties	—	—	(7,972,206)	(3,061,766)
Shopping Alto Palermo S.A.	Subsidiary	Interest expense	(182,202)	—	—	—
Inversora del Puerto S.A.	Subsidiary	Current payable with related parties	—	—	(105,000)	(105,000)
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones S.A.	Other current receivables and prepaid expenses	—	—	94,559	216,565
Cresud S.A.	Shareholder of IRSA Inversiones y Representaciones S.A.	Current payable with related parties	—	—	(73,777)	(261,383)
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones S.A.	Other current receivables and prepaid expenses	—	—	—	680,049
Inversora Bolívar S.A.	Subsidiary of IRSA Inversiones y Representaciones S.A.	Interest income	10,227	—	—	—
Dolphin Fund Limited	Shareholder	Other current receivables and prepaid expenses	—	—	4,898	—
Dolphin Fund Limited	Shareholder	Current payable with related parties	—	—	(184,503)	(184,503)
Directors fees	-	Other current liabilities	—	—	—	(2,680,000)

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 6:	NET (LOSS) INCOME IN EQUITY INVESTMENTS

The breakdown of the net (loss) income in equity investments is the following:

	31.12.03 Ps.	31.12.02 Ps.
(Loss) income in equity investments	(1,292,058)	2,389,204
Amortization of Tarshop S.A., Inversha S.A., Pentigras S.A. and Fibesa S.A. goodwill	(1,181,870)	(1,273,396)

	(2,473,928)	1,115,808

NOTE 7:	RESTRICTED ASSETS

Further to the comments in Note 3.f) (ii) b), the Company owns the following restricted assets:

a)	At December 31, 2003, in the other current receivables and prepaid expenses caption, the Company has funds amounting to Ps. 107,922 that are restricted by the National Lower Labor Court No. 40 – Court employee’s office, concerning the case “Del Valle Soria, Delicia c/New Shopping S.A.”, re dismissal without legal justification and Ps. 185,424 restricted by the National Court on Civil Matters No. 6, Secretariat 12, in connection with the case “Metal Design SRL against Alto Palermo S.A. (APSA)” due to unpaid invoices.

b)	At December 31, 2003, there was Ps. 14.2 million in the non-current investments caption corresponding to pledged shares of Emprendimiento Recoleta S.A..

c)	At December 31, 2003 there is a balance of US$ 50 million in the caption other non-current receivables and prepaid expenses corresponding to funds guaranteeing derivative instruments transactions. See Note 3.c (ii).

NOTE 8:	MERGER WITH CONTROLLED COMPANIES

a)	The mergers through absorption by Alto Palermo S.A. (APSA) (absorbing company) of Alto Shopping S.A., Pentigras S.A. and Inversha S.A. (absorbed companies) were approved and the corresponding prior agreements to merge were signed on September 30, 1999.

The date of the merger was set for tax and financial purposes as from July 1, 2000.

The merger proceedings are currently pending approval by the Corporate Control Bodies.

b)	The merger through absorption by Alto Palermo S.A. (APSA) (absorbing company) of Tres Ce S.A. (absorbed company) was approved and the corresponding prior agreement to merge was signed on September 29, 2000, to come into force as from July 1, 2000 for tax and financial purposes.

The merger proceedings are currently pending approval by the Corporate Control Bodies.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 9:	DERIVATIVE INSTRUMENTS

The Company utilizes various hedge instruments, primarily interest rate swaps and foreign currency forward-exchange contracts, to manage its interest rate exposure associated with its peso-denominated fixed-rate debt. The counter parties to these instruments generally are major financial institutions. The Company does not hold or issue derivative instruments for trading purposes. In entering into these contracts, the Company has assumed the risk that might arise from the possible inability of counter parties to meet the terms of their contracts. The Company does not expect any losses as a result of counterpart defaults.

At December 31, 2003 and 2002, the Company had the following derivative activity:

(i) Interest rate swap

In order to minimize its financing costs and to manage interest rate exposure, during fiscal year 2000 the Company entered into an interest rate swap agreement to effectively convert a portion of its peso-denominated fixed-rate debt to peso-denominated floating rate debt. As of March 31, 2001, the Company had an interest rate swap agreement outstanding with an aggregate notional amount of Ps. 85.0 million with maturities through March 2005. This swap agreement initially allowed the Company to reduce the net cost of its debt. However, subsequent to June 30, 2001, the Company modified the swap agreement due to an increase in interest rates as a result of the economic situation. Under the terms of the revised agreement, the Company converted its peso-denominated fixed rate debt to U.S. dollar-denominated floating rate debt for a notional amount of US$ 69.1 million with maturities through March 2005 that as of December 31 2003 it estimated settlement cost was of US$ 44.98 millon. Any differential to be paid or received under this agreement is accrued and is recognized as an adjustment to interest expense in the statements of results. During the periods ended December 31, 2003 and 2002, the Company recognized a loss of Ps. 9.42 million and Ps. 27.16 million, respectively.

The Company’s risk related to the swap agreement is represented by the cost of replacing such agreement at prevailing market rates. Such cost would increase in the event of a continued devaluation of the Argentine Peso.

NOTE 10:	EARNINGS PER SHARE

Below is a reconciliation between the weighted average of ordinary outstanding shares and the weighted average of diluted ordinary shares. The latter has been determined considering the possibility of holders of Unsecured Convertible Notes into Ordinary Shares of the Company, exercising their right to convert the bonds held by them into shares.

	31.12.03 Ps.	31.12.02 Ps
Weighted average outstanding shares	708,298,333	700,000,000
Conversion of securities into debt.	1,437,994,450	1,676,902,174
Weighted average diluted ordinary shares	2,146,292,783	2,376,902,174

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 10:	(Continued)

Below is a reconciliation between net income for the periods and the result used as basis for calculation of the basic and diluted earnings per share.

	31.12.03 Ps.	31.12.02 Ps.
Result for calculation of basic earnings per share	118,442	50,457,718

Interest	7,327,040	7,676,111

Exchange difference	6,483,412	(13,297,911)

Income tax	(4,833,658)	1,967,630

Result for calculation of diluted earnings per share	9,095,236	46,803,548

Net basic earnings per share	0.0002	0.0721

Net diluted earnings per share	0.0042	0.0197

NOTE 11:	DEFERRED INCOME TAX

The evolution and breakdown of deferred tax assets and liabilities are as follows:

Items	Balances at the beginning of year Ps.	Changes for the period Ps.	Balances at period-end Ps.
Deferred assets and liabilities
Cash and banks	22,472	(22,472)	—
Accounts receivables	5,653,860	(1,569,890)	4,083,970
Other receivables and prepaid expenses	211,202	(165,119)	46,083
Inventories	(147,061)	—	(147,061)
Short-term and long-term debt	(287,440)	107,810	(179,630)
Other liabilities	1,237,838	(160,011)	1,077,827
Fixed assets	(9,021,861)	(266,979)	(9,288,840)
Intangible assets	(1,300,638)	230,555	(1,070,083)
Tax loss carryforward	3,698,668	(3,411,022)	287,646

Total net deferred assets	67,040	(5,257,128)	(5,190,088)

Net liabilities at the end of the six-month period, derived from the information included in the above table, amount to Ps. 5,190,088.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 11:	(Continued)

Below is a reconciliation between income tax expensed and that resulting from application of the current tax rate to the accounting income for the six-month periods ended December 31, 2003 and 2002, respectively:

Items	31.12.2003 Ps.	31.12.2002 Ps.
Result for the period (before income tax)	5,375,570	70,939,782
Current income tax rate	35%	35%
Result for the period at the tax rate	1,881,450	24,828,924
Permanent differences at the tax rate:
- Restatement into uniform currency	5,762,789	(4,892,487)
- Amortization of higher investment value	412,304	420,186
- Depreciation of goodwill	188,197	233,698
- Amortization of intangible assets	42,005	78,561
- Donations	—	(26,755)
- Net loss in equity investments	(2,412,488)	(1,221,528)
- Other	(617,129)	1,061,465

Total income tax charge for the six-month period	5,257,128	20,482,064

Unexpired income tax loss carryforward pending use at the end of the six-month period amount to Ps. 821,846 according to the following detail:

Generated in	Amount Ps.	Year of expiry
2002	821,846	2007

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 12:	COMMITMENTS AND OPTIONS GRANTED AT RELATED COMPANIES

The Company and Telefónica de Argentina S.A. have committed to make capital contributions in E-Commerce Latina S.A. amounting to Ps. 10 million, payable during April 2001, according to their respective holdings and to make, if approved by the Board of Directors of E-Commerce Latina S.A., an optional capital contribution to pursue new lines of business of up to Ps. 12 million, of which Telefónica de Argentina S.A. would contribute 75%.

On April 30, 2001, the Company and Telefónica de Argentina S.A. made the Ps. 10 million contribution, according to their respective holdings.

Additionally, E-Commerce Latina S.A. has granted Consultores Internet Managers Ltd., a special-purpose Cayman Islands’ corporation created to act on behalf of Altocity.com’s management and represented by an independent attorney-in-fact, an irrevocable option to purchase Class B shares of Altocity.com S.A. representing 15% of the latter’s capital, for an eight-year period beginning on February 26, 2000 at a price equal to the present and future contributions to Altocity.com S.A. plus a rate of 14% per year in dollars, capitalizable yearly.

NOTE 13:	ISSUE OF UNSECURED CONVERTIBLE NOTES

On July 19, 2002, the Company issued Series I of unsecured convertible Notes for up to US$ 50.0 million.

After the end of the year granted to exercise the accretion right, the unsecured convertible Notes for US$ 50.0 million were fully subscribed and paid-up.

This issuance was resolved at the Ordinary and Extraordinary Meeting of Shareholders held on December 4, 2001, approved by the National Securities Commission Resolution No. 14,196 dated March 15, 2002 and authorized to list for trading on the Buenos Aires Stock Exchange on July 8, 2002.

The main issue terms and conditions of the unsecured convertible Notes are as follows:

-	Issue currency: US dollars.

-	Due date: July 19, 2006.

-	Interest: at a fixed nominal rate of 10% per annum. Interest is payable semi-annually.

-	Payment currency: US dollars or its equivalent in pesos.

-	Conversion right: the notes will be converted at the option of each holder into ordinary book entry shares at a conversion price equivalent to the higher of the result from dividing the nominal value of the Company’s shares (0.1) by the exchange rate and US$ 0.0324, which means that each Note is potentially exchangeable for 30,864 shares of Ps. 0.1 par value each.

-	the Notes shall be convertible for ordinary book-entry shares with a par value of Ps.

-	0.10 each and at a price of US$ 0.0324 per share, at the option of each holder.

-	Right to collect dividends: the shares underlying the conversion of the Notes will be entitled to the same right to collect any dividends to be declared after the conversion as the shares outstanding at the time of the conversion.

ALTO PALERMO S.A. (APSA)

Notes to the financial statements (Continued)

NOTE 13:	(Continued)

The unsecured convertible Notes were paid in cash or by using liabilities due from the Company on the subscription date.

The Company applied the funds arising from offering the unsecured convertible notes to the settlement of expenses and related fees to the issuing and placing of unsecured convertible notes, payment of liabilities with shareholders and redemption of Senior Notes Class A-2 and Class B-2, the latter corresponding to its subsidiary Shopping Alto Palermo S.A., thus fulfilling with the plan for allocating funds previously submitted to the National Securities Commission.

At December 31, 2003 holders of Unsecured Convertible Notes in ordinary shares of the Company, exercised their right to convert them for a total of US$ 669,144 leading to the issuing of 19,902,543 ordinary shares of Ps. 0.1 face value each, as disclosed in Note 4.

At December 31, 2003 Unsecured Convertible Notes amounted to US$ 49.33 million.

ALTO PALERMO S.A. (APSA)

Fixed Assets

For the six-month period ended December 31, 2003

compared with the year ended June 30, 2003

Schedule A

	Original value					Depreciation					Impairment Ps.		Net carrying value as of December 31, 2003 Ps.	Net carrying value as of June 30, 2003 Ps.
									For the period
Items	Value as of beginning of year Ps.	Increases Ps.	Transfers Ps.		Value as of end of the period Ps.	Accumulated as of beginning of year Ps.	Rate %		Amount Ps. (1)	Accumulated as of end of the period Ps.
Properties:
Shopping centers:
- Abasto	251,398,791	115,852	—		251,514,643	40,550,495	(	*)	3,885,269	44,435,764	—		207,078,879	210,848,296
- Alto Avellaneda	176,464,806	21,202	—		176,486,008	60,442,747	(	*)	4,400,351	64,843,098	(10,404,677)		101,238,233	105,133,444
- Paseo Alcorta	104,640,559	80,050	—		104,720,609	31,950,982	(	*)	1,918,362	33,869,344	—		70,851,265	72,689,577
- Patio Bullrich	158,461,876	24,400	—		158,486,276	30,907,527	(	*)	3,269,666	34,177,193	—		124,309,083	127,554,349
- Alto Noa	42,955,955	13,192	—		42,969,147	8,216,675	(	*)	990,260	9,206,935	(10,615,060)		23,147,152	23,810,474
Caballito plots of land	8,821,673	—	—		8,821,673	—	—		—	—	—		8,821,673	8,821,673
Rosario plots of land	41,100,446	—	—		41,100,446	—	—		—	—	—		41,100,446	41,100,446
Other	12,152,843	—	—		12,152,843	547,871	(	*)	118,512	666,383	(848,412)		10,638,048	10,742,882
Leasehold improvements	2,722,155	486,023	—		3,208,178	2,572,821	(	*)	134,367	2,707,188	—		500,990	149,334
Facilities	1,782,664	79,921	—		1,862,585	464,008	10		119,887	583,895	—		1,278,690	1,318,656
Furniture and fixtures	4,756,050	209,847	—		4,965,897	3,537,683	10		126,438	3,664,121	—		1,301,776	1,218,367
Vehicles	125,341	—	—		125,341	125,341	33		—	125,341	—		—	—
Computer equipment	10,030,829	33,744	—		10,064,573	8,195,629	33		322,612	8,518,241	—		1,546,332	1,835,200
Software	3,120,880	—	(4,125)		3,116,755	2,199,446	20		269,424	2,468,870	—		647,885	921,434
Work in progress:
- Caballito	27,726,483	—	—		27,726,483	—	—		—	—	(10,548,155)		17,178,328	17,178,328
- Rosario	15,166,471	2,353,257	30,890	(3)	17,550,618	—	—		—	—	(4,766,276)		12,784,342	10,400,195
- Patio Bullrich	248,417	226,379	—		474,796	—	—		—	—	—		474,796	248,417
Other	1,572	—	—		1,572	1,572	—		—	1,572	—		—	—

Total as of December 31, 2003	861,677,811	3,643,867	26,765		865,348,443	189,712,797			15,555,148	205,267,945	(37,182,580	)(2)	622,897,918	—

Total as of June 30, 2003	859,813,612	1,769,178	95,021	(4)	861,677,811	158,641,538			31,071,259	189,712,797	(37,993,942)		—	633,971,072

(*)	Depreciation expense is determined using the straight-line method over the estimated useful life of each property.
(1)	The allocation of period depreciation charges in the statements of results is included in Schedule H.
(2)	Net of the amortization of the period of Ps. 811,362. See Schedule E.
(3)	Reclassified from intangible assets.
(4)	Includes Ps. 112,231 reclassified from intangible assets.

ALTO PALERMO S.A. (APSA)

Intangible Assets

For the six-month period ended December 31, 2003

compared with the year ended June 30, 2003

Schedule B

Items	Original value						Amortization					Impairment Ps.		Net carrying value as of December 31, 2003 Ps.	Net carrying value as of June 30, 2003 Ps.
	Value as of beginning of year Ps.	Increases Ps.	Decreases Ps.	Transfers Ps.		Value as of end of the period Ps.	Accumulated as of beginning of year Ps.	Decreases Ps.	For the period		Accumulated as of end of the period Ps.
									Rate %	Amount Ps. (1)
Trademarks	494,546	25,279	—	—		519,825	182,027	—	10	27,349	209,376	(60,392)		250,057	245,236
Preoperating expenses:
- Abasto Shopping	9,818,569	—	—	—		9,818,569	9,818,569	—	33	—	9,818,569	—		—	—
- Caballito	1,052,322	78,032	—	—		1,130,354	—	—	—	—	—	(1,052,322)		78,032	—
- Rosario Project	456,488	69,682	—	(30,890)		495,280	—	—	—	—	—	(456,488)		38,792	—
- Alto shopping	26,319	—	—	—		26,319	26,319	—	—	—	26,319	—		—	—
Advertising:
- Torres Abasto	4,167,541	—	—	—		4,167,541	4,128,786	—	(2)	—	4,128,786	—		38,755	38,755
- Abasto	1,538,727	—	—	—		1,538,727	1,538,727	—	33	—	1,538,727	—		—	—
Investment projects:
- Multiespacio	90,112	—	—	—		90,112	90,112	—	—	—	90,112	—		—	—
Tenant list Patio Bullrich	4,706,707	—	—	—		4,706,707	4,471,413	—	20	235,294	4,706,707	—		—	235,294
Other	159,777	—	—	—		159,777	102,081	—	33	31,067	133,148	(26,629)		—	—

Total as of December 31, 2003	22,511,108	172,993	—	(30,890	)(3)	22,653,211	20,358,034	—		293,710	20,651,744	(1,595,831	)(4)	405,636	—

Total as of June 30, 2003	55,329,250	196,438	(32,902,349)	(112,231	)(3)	22,511,108	52,186,494	(32,902,277)		1,073,817	20,358,034	(1,633,789)		—	519,285

(1)	The accounting application of the amortization for the period is set forth in Schedule H.
(2)	They are amortized under the percentage-of-completion method.
(3)	Reclassified to fixed assets.
(4)	Net of the amortization of the period of Ps. 37,958. Set forth Schedule E.

ALTO PALERMO S.A. (APSA)

Interest in other companies

Balance Sheets as of December 31, 2003 and June 30, 2003

Schedule C

Issuer and type of securities	F.V.	Shares owned	Value recorded as of 31.12.2003 Ps.	Value recorded as of 30.06.2003 Ps.	Issuer’s information
					Last financial statement						Interest in common stock
					Main activity	Legal Address	Date	Common stock Ps.	Income (loss) for the period Ps.	Share holders’ equity Ps.
Non-current Investments
Pérez Cuesta S.A.C.I. – Equity value Pérez Cuesta S.A.C.I. – Higher investment value (2)	1	2,500,000	5,217,344 —	5,628,135	Real estate investments	Av. Acceso Este 3280 – Mendoza	31.12.03	13,225,000	(208,109)	27,604,992	18.90%
Tarshop S.A. – Equity value Tarshop S.A. – Irrevocable contributions Tarshop S.A. – Goodwill	1	4,000,000	3,963,348 439,636 1,090,142	2,813,445 439,636 1,211,256	Credit card	Lavalle 1290 – 7º Floor – Bs.As.	31.12.03	5,000,000	1,437,380	5,503,757	80%
Emprendimiento Recoleta S.A. – Equity value	1	6,765,150	14,158,367	14,410,499	Building	Av. Pueyrredón 2501 – Bs.As.	31.12.03	13,265,000	(494,376)	27,761,504	51%
Shopping Neuquén S.A. - Equity value Shopping Neuquén S.A. - Higher investment value (1) Shopping Neuquén S.A. - Irrevocable contributions	1	2,081,706	1,729,120 3,380,889 4,743,112	1,786,073 3,380,889 4,654,176	Development of Undertakings	Rivadavia 86 3º Floor Of.9- Neuquén	31.12.03	2,200,000	(60,190)	6,570,490	94.623%
Inversora del Puerto S.A. - Equity value	1	11,999	(888,335)	(888,335)	Real estate investments	Florida 537 – 18º Floor – Bs.As. Capital Federal	31.12.03	12,000	—	134,596	99.9917%
Shopping Alto Palermo S.A -Equity value Shopping Alto Palermo S.A. - Irrevocable contributions	1	63,233,265	182,576,479 60,221,350	185,576,723 60,221,350	Real estate investment and development	Hipólito Yrigoyen 440 2º Floor - Bs.As.	31.12.03	63,233,265	(3,300,243)	242,797,833	99.9999%
Alto Invest S.A. - Equity value Alto Invest S.A. - Irrevocable contributions	1	1,867,270	(1,716,875) 3,508,217	(1,725,083) 3,508,217	E-Commerce	25 de Mayo 359 12º Floor– Bs.As.	31.12.03	1,867,271	8,209	2,791,426	99.99%
E-Commerce Latina S.A. - Equity value E-Commerce Latina S.A. - Irrevocable contributions	1	12,000	(8,802,707) 10,990,910	(8,091,700) 10,990,910	Holding	Florida 537 – 18º Floor Bs.As.	31.12.03	24,000	(1,422,014)	4,376,403	50%
Fibesa S.A. - Equity value Fibesa S.A. - Goodwill	0.00000001	999,900	2,611,207 13,791,065	3,608,389 14,851,803	Agent	Hipólito Yrigoyen 440 3º Floor – Bs.As.	31.12.03	0.01	1,778,452	2,611,468	99.99%
Total			297,013,269	302,376,383

(1)	Includes an impairment of Ps. 3.6 million. See Schedule E.
(2)	Includes an impairment of Ps. 7.5 million. See Schedule E.

ALTO PALERMO S.A. (APSA)

Other Investments

Balance Sheet as of December 31 and June 30, 2003

Schedule D

Items	Value as of 31.12.2003 Ps.	Value as of 30.06.2003 Ps.
Current
Mutual Funds	3,001,684	1,961,435

Total	3,001,684	1,961,435

ALTO PALERMO S.A. (APSA)

Allowances and Provisions

For the six-month period ended December 31, 2003

compared with the year ended June 30, 2003

Schedule E

Items	Balances as of beginning of year Ps.	Increases Ps.		Decreases Ps.		Carrying value as of December 31, 2003 Ps.		Carrying value as of June 30, 2003 Ps.
Deducted from assets:
Allowance for doubtful accounts	30,573,953	—		(4,395,656	)(1)	26,178,297		30,573,953
Allowance for doubtful mortgage receivable	2,208,275	—		—		2,208,275		2,208,275
Impairment of non-current inventory	6,154,771	—		—		6,154,771	(3)	6,154,771
Impairment of fixed assets	37,993,942	—		(811,362	)(2)	37,182,580		37,993,942
Impairment of intangible assets	1,633,789	—		(37,958	)(4)	1,595,831		1,633,789
Impairment of non-current investments	11,120,367	—		—		11,120,367	(5)	11,120,367
Included in liabilities:
Provision for contingencies	3,927,125	45,101	(6)	(46,092	)(7)	3,926,134		3,927,125

Total as of December 31, 2003	93,612,222	45,101		(5,291,068)		88,366,255		—

Total as of June 30, 2003	107,811,709	13,709,905		(27,909,392)		—		93,612,222

(1)	Includes Ps. 316,051 related to recovery of allowance for doubtful accounts allocated in Note 3.l. and Ps. 4,079,605 related to off sets.
(2)	Set forth in Schedule A.
(3)	Set forth in Schedule F.
(4)	Set forth in Schedule B.
(5)	Set forth in Schedule C.
(6)	Set forth in Note 3.k.
(7)	Related to off sets of the period.

ALTO PALERMO S.A. (APSA)

Cost of leases and services and sales and development properties

For the six-month periods

ended December 31, 2003 and 2002

Schedule F

	31.12.03 Ps.	31.12.02 Ps.
Cost of leases and services
Expenses (Schedule H)	16,705,477	15,909,917

Cost of leases and services	16,705,477	15,909,917

Cost of sales and development properties
Stock as of beginning of years (1)	26,713,532	27,218,380
Purchases of the period	2,797	6,426
Expenses (Schedule H)	—	32,811
Properties delivered	—	(108,387)
Bonus project assets delivered	(8,935)	—
Stock as of end of the period (1) (3.d)	(26,707,394)	(26,521,238)

Cost of sales and development properties	—	627,992

(1)	Includes Ps. 6,154,771 of impairment of non-current inventory allocated in Schedule E.

ALTO PALERMO S.A. (APSA)

Foreign Currency Assets and Liabilities

Balance Sheets as of December 31 and June 30, 2003

Schedule G

Items	Class	Amount	Prevailing exchange rate Ps.	Total as of December 31, 2003 Ps.	Total as of June 30, 2003 Ps.
Assets
Current Assets
Cash and banks	US$	6,367,189	2.88	18,337,505	12,781,662
Other receivables and prepaid expenses, net (*)	US$	128,153	2.93	375,489	306,867

		6,495,342		18,712,994	13,088,529

Non-Current Assets
Other receivables and prepaid expenses, net (*)	US$	5,015,642	2.93	14,695,831	8,172,241

		5,015,642		14,695,831	8,172,241

Total Assets as of December 31, 2003		11,510,984		33,408,825	—

Total Assets as of June 30, 2003		7,762,203		—	21,260,770

Liabilities
Current Liabilities
Trade accounts payable	US$	342,913	2.93	1,004,736	963,817
Short-term debt	US$	2,244,787	2.93	6,577,227	6,308,960

		2,587,700		7,581,963	7,272,777

Non-current Liabilities
Trade accounts payable	US$	1,128,850	2.93	3,307,530	3,609,629
Long-term debt	US$	49,330,856	2.93	144,539,408	139,561,845

		50,459,706		147,846,938	143,171,474

Total Liabilities as of December 31, 2003		53,047,406		155,428,901	—

Total Liabilities as of June 30, 2003		53,730,089		—	150,444,251

(*)	Includes receivables and liabilities in foreign currency originated by the interest rate swap agreement. See Note 3.c.(ii).

ALTO PALERMO S.A. (APSA)

Information required by Law N° 19,550, section 64, paragraph b)

For the six-month periods

ended December 31, 2003 and 2002

Schedule H

				Expenses
Items	Total as of December 31, 2003 Ps.	Cost of leases and services Ps.	Cost of sales and development properties Ps.	Administrative Ps.	Selling Ps.	Total as of December 31, 2002 Ps.
Depreciation and amortization	14,928,160	14,868,568	—	59,592	—	14,537,663
Taxes, rates, contributions and services	2,095,536	1,242	—	727,059	1,367,235	2,051,165
Parking	979,400	979,400	—	—	—	713,938
Fees and payments for services	833,088	—	—	833,088	—	390,547
Condominium expenses	804,522	804,522	—	—	—	880,008
Salaries and bonuses	487,538	—	—	487,538	—	506,597
Insurance	223,772	—	—	223,772	—	269,146
Bank charges	128,131	—	—	128,131	—	106,478
Stationery	126,907	—	—	126,907	—	102,114
Maintenance and repairs	84,192	7,903	—	76,289	—	266,377
Control authorities expenses	77,638	—	—	77,638	—	99,247
Personnel	63,755	—	—	63,755		112,442
Social security contributions	44,874	—	—	44,874	—	179,996
Rental	44,214	43,732	—	482	—	195,962
Advertising	15,229	—	—	—	15,229	9,330
Freight and transportation	—	—	—	—	—	29,760
Other	132,357	110	—	124,833	7,414	156,108

Total as of December 31, 2003	21,069,313	16,705,477	—	2,973,958	1,389,878	—

Total as of December 31, 2002	—	15,909,917	32,811	3,398,812	1,265,338	20,606,878

ALTO PALERMO S.A. (APSA)

Breakdown by maturity date of investments, receivables and liabilities as of December 31 and June 30, 2003

Schedule I

	31.12.03								30.06.03
	Investments (8)	Accounts receivable, net (1)	Other receivables and prepaid expenses, net (3)	Trade accounts payable (6)	Customer advances (5)	Short-term and long-term debt (2)	Related parties (7)	Other liabilities (1) (4)	Investments	Accounts receivable, net	Other receivables and prepaid expenses, net	Trade accounts payable	Customer advances	Short-term and long-term debt	Related parties	Other liabilities (4)
No fixed term	—	—	1,149,697	—	—	—	296,015	—	—	—	1,660,463	—	—	—	1,013,504	—

Past due	—	144,007	—	4,207,432	—	—	—	—	—	290,165	—	3,291,640	—	—	—	—

To mature
In three months	3,001,684	9,019,116	4,025,213	2,939,282	2,998,577	6,376,616	3,512,455	3,675,937	1,961,435	6,007,727	15,563,358	2,940,662	2,208,092	6,263,930	8,818,213	4,016,926
Between 4 and 6 months	—	1,525,721	12,271,636	353,052	2,509,765	—	—	188,145	—	2,021,068	225,369	271,277	1,974,305	1,500,952	—	4,899,875
Between 7 and 9 months	—	942,490	544,614	309,282	2,318,409	5,353,247	7,925,463	1,385,495	—	39,023	703,564	325,438	1,877,725	5,089,617	—	719,948
Between 10 and 12 months	—	349,220	700,454	296,352	2,266,111	1,501,148	—	727,525	—	108,392	60,219	974,656	1,922,226	—	—	435,479

Between 1 and 2 years	—	155,646	18,695,284	939,378	6,446,091	59,033,220	—	1,246,094	—	107,452	8,368,787	897,699	4,902,735	58,498,619	—	212,231
Between 2 and 3 years	—	159,546	6,713,655	939,378	4,279,001	144,516,999	—	2,009,396	—	126,575	90,598	897,699	3,211,853	—	—	212,231
Between 3 and 4 years	—	116,507	8,715,778	939,378	2,262,496	—	—	2,570,298	—	135,637	23,277	897,699	2,239,160	139,561,845	—	212,231
In greater than 4 years	—	686,930	1,051,535	489,396	11,183,430	—	—	172,107	—	789,186	19,041,264	916,532	12,048,014	—	—	277,231

Total to mature	3,001,684	12,955,176	52,718,169	7,205,498	34,263,880	216,781,230	11,437,918	11,974,997	1,961,435	9,335,060	44,076,436	8,121,662	30,384,110	210,914,963	8,818,213	10,986,152

Total with fixed term	3,001,684	13,099,183	52,718,169	11,412,930	34,263,880	216,781,230	11,437,918	11,974,997	1,961,435	9,625,225	44,076,436	11,413,302	30,384,110	210,914,963	8,818,213	10,986,152

Total	3,001,684	13,099,183	53,867,866	11,412,930	34,263,880	216,781,230	11,733,933	11,974,997	1,961,435	9,625,225	45,736,899	11,413,302	30,384,110	210,914,963	9,831,717	10,986,152

(1)	Does not accrue interest, except for Ps. 1,199,011 that accrue interest at a variable market rate.
(2)	Accrue interest at a fixed and variable market rate.
(3)	Includes Ps. 10,840,414 that accrue interest at a fixed rate.
(4)	Represents salaries and social security payable, taxes payable and other liabilities.
(5)	Includes Ps. 7,797,176 that accrue interest at a variable market rate.
(6)	Includes Ps. 4,312,266 that accrue interest at a variable market rate.
(7)	Does not accrue interest, except for Ps. 11,214,024 that accrue interest at a fixed rate.
(8)	Accrue interest at a fixed rate.

ALTO PALERMO S.A. (APSA)

1.	Brief comments on the Company’s activities during the period, including references to significant events after the end of the period,

Buenos Aires, February 3, 2004 – Alto Palermo S.A. (APSA) (BASE: APSA, Nasdaq: APSA), alternatively the “Company”, one of the leading companies in the real estate market, mainly engaged in the possession, development, management and acquisition of Shopping Centers in Argentina, announces the results for the second quarter of its Fiscal Year 2004, ended on December 31, 2003.

As established by the Comisión Nacional de Valores (Argentine Securities Commission), the adjustment for inflation of Financial Statements of public companies was eliminated as from March 1, 2003. Accordingly, the Financial Statements for the period ended on December 31, 2003 do not recognize the effects of inflation. On the other hand, the amounts for the period ended on December 31, 2002 have been restated for comparison purposes, using the coefficient 1.0074, which reflects wholesale inflation of 0.74% between December 2002 and February 2003.

The net income for the six-month period was Ps. 0.1 million (US$ 0.04 million), lower than the profit of Ps. 50.4 million (US$ 17.2 million) recorded in the same period of the previous year. The results of the six months ended on December 31, 2002 had been benefited by a Financial Results of Ps. 58.1 million (US$ 19.8 million) and by the positive result of Ps. 11.9 million (US$ 4.1 million) generated by the buy-back of our own Notes. In the same way, the results of the first half of the Fiscal Year 2004 were negatively impacted by the depreciation of the national currency against the US Dollar which went from Ps. 2.80 per dollar to Ps. 2.93 per US Dollar, thus generating negative exchange-rate differences for Ps. 5.7 million (US$ 1.9 million) principally on our US$ 49.3 million debt currently outstanding. On the other hand, we should highlight the Net Income recovery which, in the first quarter of Fiscal Year 2004, had recorded a negative result of Ps. 3.9 million (US$ 1.3 million).

Total Revenues as of December 31, 2003 amounted to Ps. 68.4 million (US$ 23.4 million), 23.9% higher over the same period of the previous year. This increase is mainly attributable to the increase in the Base Rent charged to our tenants, to the increase in the occupancy, and to higher invoicing of the Percentage Rent on our tenants’ sales.

The gross profit for the period achieved a significant increase of 52.5%, from Ps. 22.6 million (US$ 7.7 million) in the first half of Fiscal Year 2003 to Ps. 34.5 million (US$ 11.8 million) during the first half of the Fiscal Year 2004. 78% of the Company’s costs are depreciations of Fixed Assets, which have remained stable during the present year, while the excellent recovery in our revenues from leases and services, added to the increase in the invoicing of Tarshop S.A. led to an important increase in our total revenues. Thus the gross profit managed to record this significant increase.

The consolidated operating result for the period reported a profit of Ps. 21.4 million (US$ 7.3 million), Ps. 16.7 million (US$ 5.7 million) higher than the same period of the previous year. In addition to the reasons stated above, this result has been motivated by the drastic fall in the allowance for doubtful accounts, which fell from Ps. 4.1 million (US$ 1.4 million) in the first semester of Fiscal Year 2003 to zero in the six-month period ended on December 31, 2003.

ALTO PALERMO S.A. (APSA)

The EBITDA1 (consolidated net income before interest charges, income tax, depreciation and amortization) for the six-month period totaled Ps. 51.1 million (US$ 17.4 million), which represents a significant increase of 55.4% compared to the EBITDA of the same period of the previous year.

Comments on the operations performed during the quarter

The fourth quarter of 2003 continued highlighting Argentina’s economic recovery. Helped by a very favorable international context, which includes the historic growth of the US economy, extremely low interest rates, and excellent commodity prices, the Argentine GDP achieved an outstanding growth of nearly 8% for the year.

Thus, it was possible to exceed the fiscal targets agreed with the IMF reaching a primary surplus of 2.3% of GDP (0.2% above the target). The better prospects made it possible for the Country to incur indebtedness for a three-year-period for the first time since the default on payments through a debt issuance by the Argentine Central Bank (BCRA). This institution also achieved an important increase in the year of 35% in its international reserves, reaching US$ 14,119 million as of December 31, 2003.

Meanwhile, the good performance of the economic activity was complemented by the creation of jobs generating an increase of 8.3% in total employment (formal and informal) and an increase in real salaries benefited by the low annual inflation of 3.7%. These variables had their impact on private consumption, which increased 7.8% during the year.

[1]	EBITDA represents the net income plus accrued interest charges, income tax, depreciation and amortization charges and all items that do not imply movements of funds, and any extraordinary or non-recurrent loss or income.

ALTO PALERMO S.A. (APSA)

This improvement added to the high levels of the Consumer Confidence Index were some of the keys that continued increasing our tenants’ sales. In the six-month period ended December 31, 2003, such sales reached Ps. 572.6 million (US$ 195.4 million), representing a nominal increase of 33% compared to the same period of the previous year and a 27% increase in real terms2. Christmas sales measured in real terms even exceeded those made in year 2000.

The commercial success of our tenants continues to increase demand for rental space in our Shopping Centers. In this way, we managed to increase occupancy rates to 98%, exceeding the levels previous to the Argentine crisis. The evolution of this variable does not only shows an improvement in our business, but also reflects the excellent quality of our portfolio of Shopping Centers given that the indicators of our competitors are below our levels.

[2]	Deflated by the Consumer Price Index (CPI) published by the National Institute of Statistics and Census (INDEC).

ALTO PALERMO S.A. (APSA)

The bonanza that the retail sector is experiencing, gives us the possibility to establish better conditions in new lease contracts. Thus, we increased the cost of the “key money charge” for executing or renewing lease contracts in our Shopping Centers.

For their part, revenues from Percentage Rents (% on our tenants’ sales) grew 57% in the semester. This heading is the one that enables us to accompany the good performance of the sector since they increase the adjustment on our “pesified” leases as well as the Coeficiente de Estabilización de Referencia (Reference Stabilization Coefficient, or CER) (which was established to the “pesified” contracts and has stabilized in the period).

The improvement in the economic and financial situation of our tenants made a 100% reduction possible in the bad debt allowance in our Shopping Centers which had reached Ps. 4.1 million (US$ 1.4 million) as of December 31, 2002.

Furthermore, the Company’s operating cash flow reached its highest level ever at a monthly average of Ps. 6.7 million (US$ 2.3 million). These levels are in part helped by the excellent collections of credits in arrears generating a higher income for the Company than its invoicing.

Related Companies

Tarjeta Shopping

Tarshop S.A. is the credit card company in which we have an 80% interest.

In the semester ended on December 31, 2003, our credit card business unit recorded a Net Income of Ps. 1.4 million (US$ 0.5 million), which contrasts with the Ps. 3.5 million (US$ 1.2 million) loss recorded in the same period of the previous year.

ALTO PALERMO S.A. (APSA)

This result has been reached as a consequence of having reconverted the business. The consumption of our clients in the semester increased 71% compared to the same period of the previous year, reaching Ps. 95.9 million (US$ 32.7 million). This increase is equal to an increase of 64% in real terms. The recovery of Tarjeta Shopping as a financial purchasing instrument is reflected in the fact that the sales made through this mean of payment largely outreach the increase of the sales of our Shopping Centers.

Additionally, in relation to, short-term bad debts as of December 31, 2003 reached figures even lower than the levels previous to the crisis. The three-months arrears, which exceeded 11% during 2002, decreased to only 2.6% by the end of the quarter.

The number of outstanding cards and the credit portfolio including securitized coupons as of December 31, 2003 rose to 160,537 cards and Ps. 60.1 million (US$ 20.5 million), respectively. The level of card activation reached 55%.

Note: Includes securitized credits

Other Significant Events

Reduction of debt through conversion of Convertible Notes

During the first half of the Fiscal Year 2004, holders of the Convertible Notes exercised their conversion right amounting 512,660 units of US$ 1 face value each, thus generating a reduction in our debt for that amount. Meanwhile, the common shares issued in this regard came to 1,507,279.8, of Ps. 1 face value each (equivalent to 15,072,798 of shares with a face value of Ps. 0.1 each).

In this way, the amount of Convertible Notes outstanding as of today is US$ 49,330,856, while the amount of shares outstanding of the Company is 71,990,254.3, of Ps. 1 face value each (equivalent to 719,902,543 of shares with a face value of Ps. 0.1 each).

ALTO PALERMO S.A. (APSA)

Rosario Project

During the second quarter of Fiscal Year 2004, we began the construction of the Shopping Center in the city of Rosario, the eighth Shopping Center managed by the Company which will have a Gross Leaseable Area of approximately 20,000 Sqm. We have already commercialized 30% of the stores that will be available, while the demand for the rest continues at a considerably active rate. The Shopping Center opening is expected to be by the end of the present year.

Director’s Resignation

On November 25, 2003, our director M. Marcelo Mindlin, announced he was resigning his position to start personal commercial undertakings. Mr. Mindlin collaborated throughout recent years and left his own personal mark on the setting of the objectives, projects, businesses, and the particular style of the Company.

Our Board of Directors wishes Mr. Marcelo Mindlin the best of successes on the personal and professional levels that he deserves.

Transfer of headquarters

On December 2003 we completed the move of our headquarters to the Intercontinental Plaza Tower located at Moreno 877 21st Floor – Buenos Aires – Argentina (C1091AAQ).

Prospects for next Quarter

Commercial Strategy

During the third quarter of Fiscal Year 2004, it is our objective to continue offering a wide variety of commercial proposals in accordance with the needs of our consumers. In this way, the choice of our Shopping Centers by the public will broaden the commercial success of our tenants and thus generate a greater demand for spaces in our Shopping Centers. This will also make it possible for us to continue increasing our incomes.

Meanwhile, with regard to the Rosario Project we will continue working diligently on its development to enable us to meet the deadlines agreed until its opening. In the same way, we will continue to evaluate new investments both in the Shopping Center business and in Residential projects, which we do not rule out may be developed during the present year.

ALTO PALERMO S.A. (APSA)

Principal Financial Indicators

For the six-month periods ended December 31, 2003 and 2002

(In Argentine Pesos)

(Exchange Rate: US$ 1.00 = Ps. 2.93)

	As of December 31, 2003 (Ps.)	As of December 31, 2002 (Ps.)	Change (Ps.)	Difference (%)
EBITDA (1)	51,093,332	32,880,860	18,212,472	55.4
EBITDA per share	0.71	0.47	0.24	51.1
EBITDA per share Fully Diluted (2)	0.24	0.15	0.09	61.0

EBITDA Shopping Centers	48,146,454	35,632,627	12,513,827	35.1
EBITDA Torres de Abasto	95,093	(203,765)	298,858	(146.7)
EBITDA Tarshop S.A.	2,851,785	(2,548,002)	5,399,787	(211.9)

Financial Debt (3)	242,554,651	286,673,968	(44,119,317)	(15.4)
Shares Outstanding (face value $1) (4)	71,990,254	70,000,000	1,990,254	2.8
Shares Outstanding Fully Diluted (2) (4)	216,529,662	224,320,988	(7,791,326)	(3.5)
Price per share (face value $1) (4)	4.15	2.75	1.40	50.9
Market Capitalization	298,759,555	192,500,000	106,259,555	55.2
Market Capitalization Fully Diluted	898,598,099	616,882,716	281,715,383	45.7
Enterprise Value (5)	541,314,206	479,173,968	62,140,238	13.0
Enterprise Value Fully Diluted (2)	996,613,342	735,056,684	261,556,658	35.6
Financial Debt / Enterprise Value	0.45	0.60	(0.15)	(25.1)

FFO (6)	29,750,882	34,421,614	(4,670,732)	(13.6)
FFO per share	0.41	0.49	(0.08)	(16.0)

Net Income for the Period	118,442	50,457,718	(50,339,276)	(99.8)

(1)	Net income plus accrued interest charges, income tax, depreciation and amortization charges and all items that do not imply movements of funds, and any extraordinary or non-recurring loss or income.
(2)	“Fully Diluted” refers to the hypothetical situation in which all the holders of Convertible Notes exercise their right to convert those into common shares of the Company at the closing date of the Financial Statements.
(3)	Financial Debt (net of accrued interests) in historical pesos (includes loans with shareholders (Art. 33 Law 19,550)).
(4)	Each share of AR$ 1 face value equals ten shares of AR$ 0.1 face value.
(5)	Outstanding shares at their market value plus Financial Debt.
(6)	Funds from operations calculated as the period’s results before amortization and depreciation, other net income and expenses and results from exposure to inflation.

ALTO PALERMO S.A. (APSA)

Principal Financial Indicators

For the six-month periods ended December 31, 2003 and 2002

(In Argentine Pesos)

(Exchange Rate: US$ 1.00 = Ps. 2.93)

Estado de Resultados	As of December 31, 2003 (Ps.)	As of December 31, 2002 (Ps.)	Change (Ps.)	Difference (%)
Net Revenues	68,427,337	55,228,281	13,199056	23.9
Leases and Services	55,590,119	42,794,852	12,795,267	29.9
Sales of real estate properties	—	444,736	(444,736)	(100.0)
Tarjeta Shopping	12,837,218	11,988,693	848,525	7.1
Costs	(33,967,820)	(32,632,636)	(1,335,184)	4.1
Leases and Services	(28,680,435)	(27,974,692)	(705,743)	2.5
Real estate properties	—	(627,992)	627,992	(100.0)
Tarjeta Shopping	(5,287,385)	(4,029,952)	(1,257,433)	31.2
Gross Profit	34,459,517	22,595,645	11,863,872	52.5
Selling expenses	(3,879,145)	(7,105,448)	3,226,303	(45.4)
Administrative expenses	(8,933,467)	(8,175,648)	(757,818)	9.3

Income from Tarjeta Shopping’s trust participation	(209,793)	(2,570,888)	2,361,095	(91.8)
Operating Income	21,437,112	4,743,661	16,693,452	351.9
Results from related companies	(919,116)	(2,246,914)	1,327,798	(59.1)
Depreciation of company acquisitions	(2,413,279)	(2,413,472)	193	—
Financial income (loss) – net	(8,992,131)	58,084,304	(67,076,435)	(115.5)
Other income (expenses)	969,282	11,998,117	(11,028,835)	(91.9)

Income before taxes and minority interests	10,081,868	70,165,696	(60,083,828)	(85.6)
Income Tax	(9,921,253)	(21,132,902)	(11,211,649)	(53.0)
Minority interest	(42,173)	1,424,924	(1,467,097)	(103.0)
Net Income for the period	118,442	50,457,718	(50,339,276)	(99.8)

Balance Sheet Summary	As of December 31, 2003 (Ps.)	As of June 30, 2002 (Ps.)	Change (Ps.)	Difference (%)
Current assets	98,586,687	70,559,746	28,026,941	39.7
Non-current assets	1,008,256,094	1,033,777,279	(25,521,185)	(2.5)
Total assets	1,106,842,781	1,104,337,025	2,505,756	0.2
Current liabilities	80,266,496	78,417,937	1,848,559	2.4
Non-current liabilities	260,897,218	251,907,636	8,989,582	3.6
Total liabilities	341,163,714	330,325,573	10,838,141	3.3
Minority interest	14,802,438	14,760,545	41,893	0.3
Shareholders’ equity	750,876,629	759,250,907	(8,374,278)	(1.1)

ALTO PALERMO S.A. (APSA)

Principal Financial Indicators

Quarterly Evolution of Income Statement

(In Argentine pesos)

(Exchange Rate: US$ 1.00 = Ps. 2.93)

Income Statement	IQ FY’04	IIQ FY’04	Cumulative six months Fiscal Year ‘04
Net Revenues	31,152,044	37,275,293	68,427,337
Leases and Services	24,942,549	30,647,570	55,590,119
Sales of real estate properties	—	—	—
Tarjeta Shopping	6,209,495	6,627,723	12,837,218
Costs	(16,900,995)	(17,066,825)	(33,967,820)
Leases and Services	(14,499,495)	(14,180,940)	(28,680,435)
Real estate properties	—	—	—
Tarjeta Shopping	(2,396,827)	(2,890,558)	(5,287,385)
Gross Profit	14,251,049	20,208,468	34,459,517
Selling expenses	(1,779,867)	(2,099,278)	(3,879,145)
Administrative expenses	(4,067,261)	(4,865,533)	(8,933,467)
Income from Tarjeta Shopping’s trust participation	(336,067)	126,274	(209,793)
Operating Income	8,071,854	13,365,258	21,437,112
Results from related companies	(181,179)	(737,937)	(919,116)
Depreciation of company acquisitions	(1,206,831)	(1,206,448)	(2,413,279)
Financial income (loss) – net	(7,099,377)	(1,892,754)	(8,992,131)
Other income (expenses)	1,677,794	(708,512)	969,282

Income before taxes and minority interests	1,262,261	8,819,607	10,081,868
Income Tax	(5,197,192)	(4,724,061)	(9,921,253)
Minority interest	54,461	(96,634)	(42,173)
Net Income for the period	(3,880,470)	3,998,913	118,442

This Earnings Release contains statements that constitute forward-looking statements, in that they include statements regarding the intent, belief or current expectations of our directors and officers with respect to our future operating performance. You should be aware that any such forward looking statements are no guarantees of future performance and may involve risks and uncertainties, and that actual results may differ materially and adversely from those set forth in this press release. We undertake no obligation to release publicly any revisions to such forward-looking statements after the release of this report to reflect later events or circumstances or to reflect the occurrence of unanticipated events.

ALTO PALERMO S.A. (APSA)

2.	Consolidated Shareholders’ equity structure as compared with the same period for the three previous years.

	31.12.2003 Ps.	31.12.2002 Ps.	31.12.2001 Ps.	31.12.2000 Ps.
Current assets	98,586,687	68,338,277	146,267,948	204,617,043
Non-current assets	1,013,446,181	1,088,402,966	1,326,168,905	1,227,280,562

Total	1,112,032,868	1,156,741,243	1,472,436,853	1,431,897,605

Current liabilities	80,266,496	68,759,584	362,716,177	217,539,341
Non-current liabilities	266,087,305	340,241,842	414,826,136	472,492,489

Subtotal	346.353,801	409,001,426	777,542,313	690,031,830

Minority interest	14,802,438	15,866,339	19,659,559	20,957,878
Shareholders’ equity	750,876,629	731,873,478	675,234,981	720,907,897

Total	1,112,032,868	1,156,741,243	1,472,436,853	1,431,897,605

3.	Consolidated income structure as compared with the same period for the three previous years.

	31.12.2003 Ps.	31.12.2002 Ps.	31.12.2001 Ps.	31.12.2000 Ps.
Operating income	21,437,112	4,743,661	20,459,510	43,579,792
Net loss in equity investments	(919,116)	(2,246,914)	(1,248,055)	(2,678,664)
Amortization of goodwill	(2,413,279)	(2,413,472)	(1,807,102)	(1,807,102)
Financial results, net	(8,992,131)	58,084,304	(63,489,845)	(30,878,937)
Other income (expense), net	969,282	11,998,117	(3,229,865)	(884,906)
Income tax	(9,921,253)	(21,132,902)	(1,396,412)	(3,310,398)
Minority interest	(42,173)	1,424,924	2,700,490	(219,642)

Net income (loss)	118,442	50,457,718	(48,011,279)	3,800,143

4.	Statistical data as compared with the same period of the three previous years.

Not applicable.

ALTO PALERMO S.A. (APSA)

5.	Key ratios as compared with the same period of the three previous years.

	31.12.2003 Ps.	31.12.2002 Ps.	31.12.2001 Ps.	31.12.2000 Ps.
Liquidity

Current assets	98,586,687	68,338,277	146,267,948	204,617,043

Current liabilities	80,266,496	68,759,584	362,716,177	217,539,341

Ratio	1.23	0.99	0.40	0.94

Indebtedness

Total liabilities	346,353,801	409,001,426	777,542,313	690,031,830

Shareholders’ equity	750,876,629	731,873,478	675,234,981	720,907,897

Ratio	0.46	0.56	1.15	0.96

Solvency

Shareholders’ equity	750,876,629	731,873,478	675,234,981	720,907,897

Total liabilities	346,353,801	409,001,426	777,542,313	690,031,830

Ratio	2.17	1.79	0.87	1.04

Freezen capital

Non current assets	1,013,446,181	1,088,402,966	1,326,168,905	1,227,280,562

Total assets	1,112,032,868	1,156,741,243	1,472,436,853	1,431,897,605

Ratio	0.91	0.94	0.90	0.86

Rentabilitie

Net income (loss) of the period	118,442	50,457,718	(48,011,279)	3,800,143

Average shareholders’ equity	755,004,547	681,415,760	723,254,760	717,116,311

Ratio	0.0002	0.074	(0.0664)	0.0053

6.	Brief comment on the future perspectives for the ensuing quarter.

See item 1.

ALTO PALERMO S.A. (APSA)

Information required by Section 68 of the

Buenos Aires Stock Exchange Regulations

Balance Sheet as of December 31, 2003

1.	Specific and significant legal systems that imply contingent lapsing or rebirth of benefits envisaged by such provisions.

None.

2.	Significant changes in the Company’s activities and other similar circumstances that occurred during the periods included in the financial statements, which affect their comparison with financial statements filed in previous years, or that could affect those to be filed in future financial years.

None.

3.	Classification of receivables and liabilities.

a) Past due receivables:

	31.12.03 Ps.	30.09.03 Ps.	30.06.03 Ps.	31.03.03 Ps.	Total Ps.
Accounts receivable, net	144,007	—	—	—	144,007

b) Past due payable:

	31.12.03 Ps.	30.09.03 Ps.	30.06.03 Ps.	31.03.03 Ps.	Total Ps.
Trade accounts payable	2,650,453	493,867	35,787	1,027,325	4,207,432

c) Receivables and liabilities with no fixed term:

31.12.03 Ps.
Other receivables and prepaid expenses	1,149,697
Related parties	296,015

ALTO PALERMO S.A. (APSA)

3.	(Continued)

d) Current receivables to mature:

	31.03.04 Ps.	30.06.04 Ps.	30.09.04 Ps.	31.12.04 Ps.	Total Ps.
Accounts receivable, net	9,019,116	1,525,721	942,490	349,220	11,836,547
Other	4,025,213	12,271,636	544,614	700,454	17,541,917

e) Non-current receivables to mature:

	31.12.05 Ps.	31.12.06 Ps.	31.12.07 Ps.	31.12.08 Ps.	Total Ps.
Accounts receivable, net	155,646	159,546	116,507	686,930	1,118,629
Other	18,695,284	6,713,655	8,715,778	1,051,535	35,176,252

f) Current liabilities to mature:

	31.03.04 Ps.	30.06.04 Ps.	30.09.04 Ps.	31.12.04 Ps.	Total Ps.
Trade accounts payable	2,939,282	353,052	309,282	296,352	3,897,968
Customer advances	2,998,577	2,509,765	2,318,409	2,266,111	10,092,862
Short-term debt	6,376,616	—	5,353,247	1,501,148	13,231,011
Related parties	3,512,455	—	7,925,463	—	11,437,918
Salaries and social security payable	1,057,809	—	516,480	—	1,574,289
Taxes payable	2,033,538	—	—	674,470	2,708,008
Other liabilities	584,590	188,145	869,015	53,055	1,694,805

g) Non-current liabilities to mature:

	31.12.05 Ps.	31.12.06 Ps.	31.12.07 Ps.	31.12.08 Ps.	Total Ps.
Trade accounts payable	934,569	934,569	934,569	683,721	3,487,428
Customer advances	6,446,091	4,279,001	2,262,496	11,183,430	24,171,018
Long-term debt	59,033,220	144,516,999	—	—	203,550,219
Other liabilities	1,246,094	2,009,396	2,570,298	172,107	5,997,895

ALTO PALERMO S.A. (APSA)

4.	Classification of receivables and liabilities.

a) Accounts receivable, net:

	Ps.
Current
Local currency	11,980,554	(1)

Non-current
Local currency	1,118,629	(1)

(1)	Does not accrue interest, except for Ps. 1,199,011 that accrue interest at a variable market rate.

b) Other receivables and prepaid expenses:

Current
Local currency	18,316,125	(1)
Foreign currency	375,489	(2)
Non-current
Local currency	20,480,421	(1)
Foreign currency	14,695,831	(2)

(1)	Does not accrue interest, except for Ps. 10,840,414 that accrue interest at a fixed rate.
(2)	Includes receivable and liabilities in foreign currency originated by the interest rate swap agreement. See Note 3.c. (ii).

c) Trade accounts payable:

Current
Local currency	7,100,664	(1)
Foreign currency	1,004,736	(2)

Non-current
Foreign currency	3,307,530	(2)

(1)	Does not accrue interest.
(2)	Accrue interest at a variable market rate.

ALTO PALERMO S.A. (APSA)

4.	(Continued)

d) Customer advances:

	Ps.
Current
Local currency	10,092,862	(1)

Non-current
Local currency	24,171,018	(1)

(1)	Does not accrue interest, except for Ps. 7,797,176 that accrue interest at a variable market rate.

e) Short-term and long-term debt:

Short-term debt
Local currency	6,653,784	(1)
Foreign currency	6,577,227	(1)

Long-term debt
Local currency	59,010,811	(1)
Foreign currency	144,539,408	(1)

(1)	Accrue interest at a fixed and variable market rate.

f) Salaries and social security payable:

Current
Local currency	1,574,289	(1)

(1)	Does not accrue interest.

g) Taxes payable:

Current
Local currency	2,708,008	(1)

Non Current
Local currency	5,190,088	(1)

(1)	Does not accrue interest.

ALTO PALERMO S.A. (APSA)

4.	(Continued)

h) Related parties:

Ps.
Current
Local currency	11,733,933	(1)

(1)	Does not accrue interest, except Ps. 11,214,024 that accrue interest at a fixed rate.

i) Other liabilities:

Current
Local currency	1,694,805	(1)

Non-current
Local currency	807,807	(1)

(1)	Does not accrue interest.

5.	Related parties.

See Notes 5 and Schedule C of unaudited financial statements.

6.	Loans to directors.

None.

7.	Physical inventories of stock.

See Note 2.7. of unaudited financial statements.

8.	Current values.

See Notes 2.7. and 2.8. of unaudited financial statements.

9.	Appraisal revaluation of assets.

See Note 2.8. of unaudited financial statements.

ALTO PALERMO S.A. (APSA)

10.	Obsolete unused fixed assets.

None.

11.	Equity interests in other companies in excess of that permitted by Section 31 of Law No, 19.550.

Not applicable.

12.	Recovery values.

Inventories and fixed assets, taken as a whole, do not exceed their estimated realizable value or their economic useful value.

13.	Insured assets.

Insured assets	Insured amounts Ps.		Accounting values Ps.	Risk covered
Abasto Shopping and premises Contents	122,000,000	(1)	207,078,879	Fire and civil responsibility. Full risk.
Alto Palermo Shopping Contents	65,000,000	(1)	238,333,212	Fire and civil responsibility. Full risk.
Paseo Alcorta Shopping Contents	55,000,000	(1)	70,851,265	Fire and civil responsibility. Full risk.
Alto Avellaneda Shopping Contents	60,000,000	(1)	101,238,233	Fire and civil responsibility. Full risk.
Patio Bullrich Shopping Contents	55,000,000	(1)	124,309,083	Fire and civil responsibility. Full risk.

(1)	There is an insurance police for Ps. 4,000,000 which covers the contents of the shopping centers without distinction.

In our opinion, the above-described policies adequately cover current risks.

14.	Allowances and provisions that, taken individually or as a whole, exceed 2% of the shareholders’ equity.

See Schedule E.

15.	Contingent situations at the date of the financial statements with probabilities of occurring that are not remote and whose effects on the equity of the Company have not been given accounting recognition.

Not applicable.

16.	Status of the proceedings leading to the capitalization of irrevocable contributions towards future subscriptions.

Not applicable.

ALTO PALERMO S.A. (APSA)

17.	Unpaid accumulated dividends on preferred shares.

Not applicable.

18.	Restrictions on distribution of profits.

Not applicable.

Buenos Aires, February 3, 2004.

Alejandro G. Elsztain
Executive vicepresident and acting president

Free translation from the original prepared in Spanish for publication in Argentina

Report of Independent Auditors

To the Shareholders, President and Board of Directors of

Alto Palermo S.A. (APSA)

1.	We have reviewed the balance sheets of Alto Palermo S.A. (APSA) at December 31, 2003 and the related statements of results, changes in shareholders’ equity and cash flows for the six month periods ended December 31, 2003 and 2002 and the complementary notes 1 to 13 and schedules A to I. Furthermore, we have reviewed the consolidated financial statements of Alto Palermo S.A. (APSA) with its subsidiaries, which are presented as complementary information. The preparation and issuance of the financial statements are the responsibility of the Company’s management.

2.	We conducted our review in accordance with standards established by Technical Resolution No. 7 of the Argentine Federation of Professional Councils of Economic Sciences for limited reviews of financial statements. A review of interim financial information consists principally of applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

3.	Based on our work and our examinations of the financial statements of this Company and the consolidated financial statements for the financial years ended June 30, 2003 and 2002, on which we issued our unqualified report on September 8, 2003, we report that:

a)	The financial statements of Alto Palermo S.A. (APSA) at December 31, 2003 and 2002 and its consolidated financial statements at those dates, set out in point 1, prepared in accordance with accounting standards prevailing in the Autonomous City of Buenos Aires include all significant facts and circumstances of which we are aware, and we have no observations to make on them.

b)	The comparative information included in the basic and consolidated balance sheets and the supplementary notes and schedules to the attached financial statements arise from Company financial statements at June 30, 2003.

Price Waterhouse & Co. Av. A. Moreau de Justo 270, Piso 2º C1107AAF Ciudad de Buenos Aires - Argentina Tel. (54-11) 4319-4600 Fax: (54-11) 4315-6448 / 9 www.pwcglobal.com	Abelovich, Polano & Asociados 25 de Mayo 596 – 8º Piso (1002) Buenos Aires – Argentina Tel./Fax 4312-8525 – E-mail: dabelovich@estabe.com.ar

Report of Independent Auditors (Continued)

4.	In accordance with current regulations we report that:

a)	the financial statements of Alto Palermo S.A. (APSA) and its consolidated financial statements have been transcribed to the “Inventory and Balance Sheet Book” and comply with the Corporations Law and pertinent resolutions of the National Securities Commission;

b)	the financial statements of Alto Palermo S.A. (APSA) arise from official accounting records carried in all formal respects in accordance with legal requirements that maintain the security and integrity conditions based on which they were authorized by the National Securities Commission;

c)	we have read the business highlights and the additional information to the notes to the financial statements required by sect. 68 of the Buenos Aires Stock Exchange Regulations, on which, as regards those matters that are within our competence, we have no observations to make;

d)	at December 31, 2003, the debt accrued in favor of the Integrated Pension and Survivors’ Benefit System according to the accounting records amounted to Ps. 411,960 none of which was claimable at that date.

Autonomous City of Buenos Aires, February 3, 2004

PRICE WATERHOUSE & Co. (Partner) Carlos Martín Barbafina Public Accountant (U.C.A.) C.P.C.E.C.A.B.A. Tº 175 Fº 65 Professional Registration of the Firm C.P.C.E.C.A.B.A. Tº 1 Fº 1	ABELOVICH, POLANO & ASOCIADOS (Partner) Marcelo Héctor Fuxman Public Accountant (U.B.A.) C.P.C.E.C.A.B.A. Tº 134 Fº 85 Professional Registration of the Firm C.P.C.E.C.A.B.A. Tº 1 Fº 240

Price Waterhouse & Co. Av. A. Moreau de Justo 270, Piso 2º C1107AAF Ciudad de Buenos Aires - Argentina Tel. (54-11) 4319-4600 Fax: (54-11) 4315-6448 / 9 www.pwcglobal.com	Abelovich, Polano & Asociados 25 de Mayo 596 – 8º Piso (1002) Buenos Aires – Argentina Tel./Fax 4312-8525 – E-mail: dabelovich@estabe.com.ar

ALTO PALERMO S.A. (APSA)

Notes to the unaudited consolidated financial statements (Continued)

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Buenos Aires, Argentina.

ALTO PALERMO S.A. (APSA)

By:	/S/ Saúl Zang
Name: Saúl Zang
Title: Director

Dated: February 10, 2004